

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

02 NOV 19 AM 9:10

BEST AVAILABLE COPY

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6 November 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

02060446

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 October 2002 till 31 October 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuri... 68233516 if you need further assistance.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-oct.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement of Property Sales to Employees	1 October 2002	SESTL Listing Manual
Formation of Indirect Wholly-Owned Subsidiaries, CFL Capital Management Sdn. Bhd. And Bond Light Options Sdn. Bhd.	3 October 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Raffles Holdings – "Date of Release of Third Quarter Financial Results Announcement"	11 October 2002	For Public Relations Purposes
CapitaLand's Summit Residences previews. Phase 1 with 132 units almost fully sold within a few days	15 October 2002	For Public Relations Purposes
Announcement and Press Release by CapitaLand's Subsidiary, Raffles Holdings Limited - Third Quarter Financial Statement and Financial Statements for the nine months ended 30 September 2002	15 October 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Completion of Sale of Cuppage Terrace"	16 October 2002	For Public Relations Purposes
Clarification of FinanceAsia.com article of 18 October 2002 titled "CapitaLand plans to launch number two ABS; Property developer will follow up last June's $200 million issue before year is out"	18 October 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Date of Release of Third Quarter Financial Results"	18 October 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Australand Holdings Limited – "Australand's Village Park Condominium Wins Bid to Create 2006 Commonwealth Games Village	23 October 2002	For Public Relations Purposes
Announcement and News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Unaudited Financial Statement for The 9 Months Ended 30 September 2002 and Ascott Achieves Increase Profits"	23 October 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Re-constitution of Executive Resource and Compensation Committee"	23 October 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, CapitaMall Trust Management Limited – "Date of Release of Third Quarter Financial Results"	23 October 2002	For Public Relations Purposes
Interest on Convertible Bonds due 2007	25 October 2002	SESTL Listing Manual
Incorporation of Indirect Partially-Owned Subsidiary, Shanghai Xin Xu Property Development Co., Ltd	25 October 2002	SESTL Listing Manual
Announcement and News Release by CapitaLand's Subsidiary, CapitaMall Trust Management Limited – "2002 Q3 Financial Statement Announcement and CMT Net Distributable Income Exceeds Forecast by 5% since SGX debut - Q3 Results Briefing Presentation	25 October 2002	For Public Relations Purposes
Date of Release of Third Quarter Financial Results	30 October 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Return of Capital By Subsidiary"	30 October 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, CapitaMall Trust Management Limited – "Payment of Management Fee by Way of The Units in CapitaMall Trust	30 October 2002	For Public Relations Purposes

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02 NOV 19 AM 9:10

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES

1 The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its China wholly-owned subsidiary, CapitaLand China Holdings Ltd, has sold properties developed by its subsidiaries, Shanghai Pudong Xinxiang Real Estate Development Co., Ltd and Shanghai Xin Rui Property Development Co., Ltd, to three of its employees.

2 The above sales took place prior to 1 July 2002 and are thus required to be announced under Clause 1006(4) of the old Listing Manual of the Singapore Exchange Securities Trading Limited.

3 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sales are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
1 October 2002

s : sec/sgx annc/clause 1006(4)/cch-Sep2002.doc
JLMS/june

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CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

FORMATION OF INDIRECT WHOLLY-OWNED SUBSIDIARIES, CFL CAPITAL MANAGEMENT SDN. BHD. AND BOND LIGHT OPTIONS SDN. BHD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its Singapore wholly-owned subsidiary, CapitaLand Financial Limited, has incorporated a wholly-owned subsidiary, CFL Capital Management Sdn. Bhd. ("CFL Capital") in Malaysia. CFL Capital in turn holds the whole of the issued share capital of Bond Light Options Sdn. Bhd. ("Bond Light"), also incorporated in Malaysia.

CFL Capital, an investment holding company, has an authorized capital of RM100,000 comprising 100,000 ordinary shares of RM1 each and an issued and paid-up capital of RM2.

Bond Light has an authorized capital of RM100,000 comprising 100,000 ordinary shares of RM1 each and an issued and paid-up capital of RM2. Its principal activities will comprise investing into real estate companies or developments in Malaysia.

By Order of the Board

Lim Mei Yi
Company Secretary
3 October 2002

s : sec/sgx annc/Incorp-NewAcq/CFL Msian subs (3 Oct).doc

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MASNET No. 67 OF 11.10.2002
Announcement No. 85

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF THIRD QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Date of Release of 3Q results.pc

Submitted by Lim Mei Yi, Company Secretary on 11/10/2002 to the SGX

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Raffles
HOLDINGS

RAFFLES HOLDINGS LIMITED

Date of Release of Third Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the nine months ended 30 September 2002 on Tuesday, 15 October 2002.

Submitted by Leong Wai Leng, Deputy CEO (Finance & Investments) on 11/10/2002 to the SGX

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CAPITALAND LIMITED

CapitaLand's Summit Residences previews. Phase 1 with 132 units almost fully sold within a few days.

Please see attached press release on the above matter.

cch.summitresidences.release.15oct2002.}

Submitted by Lim Mei Yi, Company Secretary on 15/10/2002 to the SGX

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For immediate release
October 15, 2002

PRESS RELEASE

CapitaLand's Summit Residences (汇豪天下) previews
Phase 1 with 132 units almost fully sold within a few days

Singapore, 15 Oct 2002 – CapitaLand, through its subsidiary CapitaLand China, released its latest Shanghai residential project -- Summit Residences -- to overwhelming response. One block, comprising 132 units, was released for preview mid last week at an average price of RMB 9,800 per square metre (S$2,130 psm). About 90 per cent of the units have been sold within the week.

Located next to the Lujiazui financial district in Shanghai close to Times Square Pudong, the 913-unit Summit Residences is the third phase of the Chrysanthemum Park development. Phase 1 with 1,109 units is fully sold. The 939-unit Phase 2 (called Summit Panorama) was launched in 2001 and is almost fully sold.

Chief Executive Officer of CapitaLand China Mr Lim Ming Yan said: "We are very pleased with the strong response to Summit Residences. This is a premier condominium located right in the heart of Pudong district, and we have created an air of elegance for all units with high quality fittings. In view of the strong take-up rate, we intend to release new units soon."

Summit Residences is beautifully designed in eight blocks with lush landscaped gardens. Buyers choose from one to four bedroom unit types with sizes ranging from 807 sq ft (75 sq m) to 2,476 sq ft (230 sq m). For the first time in Shanghai, CapitaLand will provide full quality fittings for all units at Summit Residences. A

comprehensive range of recreational facilities including a tennis court, spa pool, clubhouse with fully-equipped gym, children's playroom and a café cater to the wide-ranging needs of individual lifestyles.

Residents will enjoy the convenient proximity to Times Square Pudong and nearby amenities. Summit Residences is also a short drive to Yuan An Road tunnel, and the Nan Pu and Yang Pu bridges. When the new Fuxing East Road tunnel next to Summit Residences is completed, traveling to dining and entertainment hubs like Xin Tian Di or Fuxing Park will take about 15 minutes. Alternatively, residents may choose to travel by the Lujiazui and Dongchang Road MRT stations which are within walking distance. Summit Residences is expected to be completed by 2004.

CapitaLand Group's existing projects in China include the recently topped-out Raffles City Shanghai, comprising a grade A office tower and a retail podium. The Group's hospitality businesses include serviced residences in Beijing and Shanghai, and two hotels in Beijing and Dalian. Its property services arm, PREMAS, has also recently launched a joint venture with US property consultant Cushman & Wakefield to form Cushman & Wakefield PREMAS to provide real estate management, brokerage and consultancy services in China.

In addition, CapitaLand China has in its pipeline a prime 28,000 sqm site in Xuhui District in Shanghai which will be developed into a quality 800-unit condominium. It also owns a 108,011 sqm site in Changning District in Shanghai, where it will build 2,000 residential units. The recent acquisition of a site in Chaoyang District, Beijing will be the site of a 1,450-unit residential development.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world.

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Its diversified business interests cover commercial and industrial buildings, residential, serviced residences, hotels, property funds, real estate financials and property services. The Company leverages on its significant asset base and its market knowledge to develop fee-based businesses.

Given its scale, scope of services and geographic spread, the Company's core assets are its people – a strong international management team and a dedicated, professional staff. The Company believes in developing the best people to deliver the best products and services; in other words, building people who build for people.

Date of issue: 15 October, 2002
Issued by: CapitaLand

Singapore media contact

Basskaran Nair
Senior Vice President, Communications
Tel: 6823 3554

Nicole Neo
Manager, Communications
Tel: 6826 6869

Analyst contact

George Tanasijevich
Senior Vice President, Equity Markets
Tel: 6823 3535

MASNET No. 56 OF 15.10.2002
Announcement No. 56

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "THIRD QUARTER FINANCIAL STATEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today announced its unaudited results for the nine months ended 30 September 2002.

For details, please refer to the announcement and press release posted by RHL on the SGX website www.sgx.com.sg.

Submitted by Lim Mei Yi, Company Secretary on 15/10/2002 to the SGX

MASNET No. 20 OF 15.10.2002
Announcement No. 20



RAFFLES HOLDINGS LIMITED

Third Quarter Financial Statement

Financial statements for the nine months ended 30 September 2002.
These figures have not been audited.

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)
1.(a)	Turnover	280,950	265,723	6	17,690	181,848	(90)
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(137,694)	(97,440)	41	0	0	0
1.(c)	Gross profit	143,256	168,283	(15)	17,690	181,848	(90)
1.(d)	Investment income	32	10	220	0	0	0
1.(e)	Other income including interest income	14,826	15,830	(6)	11,436	8,384	36
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange loss and exceptional items	45,324	81,486	(44)	24,339	185,249	(87)
2.(b)(i)	Interest on borrowings	(7,191)	(21,921)	(67)	(8)	(3,388)	(100)
2.(b)(ii)	Depreciation and amortisation	(37,191)	(35,460)	5	(30)	(40)	(25)
2.(b)(iii)	Foreign exchange loss	(257)	(226)	14	(408)	(1)	407
2.(c)	Exceptional items (provide separate disclosure of items)	16,755	331,300	(95)	0	490,176	n.m.

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange loss and exceptional items	17,440	355,179	(95)	23,893	671,996	(96)

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2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	19,575	3,326	489	0	0	0
2.(f)	Operating profit before income tax	37,015	358,505	(90)	23,893	671,996	(96)
2.(g)	Less income tax (Indicate basis of computation)	(13,751)	(14,228)	(3)	(5,803)	(46,464)	(88)
2.(g)(i)	Operating profit after tax before deducting minority interests	23,264	344,277	(93)	18,090	625,532	(97)
2.(g)(ii)	Less minority interests	(3,871)	380	n.m.	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	19,393	344,657	(94)	18,090	625,532	(97)
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

-		Group S$'000		%	Company S$'000		%
-	-	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	19,393	344,657	(94)	18,090	625,532	(97)

n.m. - not meaningful

Explanatory Notes:

i) Turnover (item 1a)

Turnover increased by S$15.3 mil or 6% from S$265.7 mil to S$281.0 mil mainly due to the consolidation of full 9-month performance of Swissotel following the acquisition of Swissotel Holding AG and its subsidiaries ("Swissotel") in June 2001. This more than offset the turnover of Tincel Properties Pte Ltd ("Tincel Properties") which was deconsolidated as a result of the 55%

divestment in June 2001.

ii) Cost of sales (item 1b)
Cost of sales increased from S$97.4 mil to S$137.7 mil as a result of the consolidation of 9 months (compared with 4 months in 2001) of Swissotel costs and changes in the business costs structure as the Group expanded its core hotel business and partially divested its property investment business (Tincel Properties). Compared with property investment, hotel operations have higher cost of sales, particularly in manpower, but lower property & maintenance costs.

iii) Gross profit (item 1c)
Gross profit decreased by S$25.0 mil from S$168.3 mil to S$ 143.3 mil as a result of the changes in cost of sales as explained in note (ii) above partially offset by the increase in turnover as explained in note (i) above. Gross margin for the financial period ended 30 September 2002 is 51% as compared to 63% in the corresponding period.

iv) Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange loss and exceptional items ("Gross operating profit", item 2a)
Gross operating profit decreased by S$36.2 mil to S$45.3 mil mainly due to:

- lower gross profit of S$25.0 mil in note (iii) above; and
- higher advertising & promotion and general & administration expenses of S$11.9 mil as further explained in the analysis of expenses in item 3e below.

v) Interest on borrowings (item 2b(i))
Interest on borrowings decreased by S$14.7 mil from S$21.9 mil to S$7.2 mil due to lower loan principal as a result of repayment of loans and lower market interest rates.

vi) Foreign exchange loss (item 2b(iii))
This related to recorded monetary balances denominated in foreign currencies that were adjusted to reflect the rates at the balance sheet date. The foreign exchange loss of S$0.3 mil was mainly unrealised and due to the weakening of the US Dollar against the Singapore Dollar.

vii) Exceptional items (item 2c)
The exceptional items before minority interest of S$16.8 mil (after minority interests of S$12.8 mil) consisted of:

a) a S$8.9 mil (S$4.9 mil after minority interests) partial reversal of provision previously made in the accounts for the financial year ended 31 December 2001 in respect of a piece of land in Shanghai. The partial reversal being the difference between the sale consideration and the net carrying value of the land in the book prior to disposal. The Group divested the land following a review as it was of the view that the development of a hotel at that site in Shanghai was no longer viable as a result of recent shifts in hotel location preferences and competitive developments since 1997 when the land was purchased. However, Shanghai remains an important gateway city for the Group to extend its hotel network and it will continue to seek alternative opportunities in Shanghai; and

b) a S$7.9 mil partial reversal of a provision that was no longer required as a result of a favourable

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settlement of obligations under a management contract.

The exceptional items of S$331.3 mil in 2001 related to the gain on divestment of 55% of Tincel Properties of S$356.3 mil partially offset by provision of S$25.0 mil on the carrying value of property, plant and equipment and investments.

viii) Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange loss and exceptional items ("Net operating profit", item 2d)
Net operating profit decreased by S$337.8 mil from S$355.2 mil to S$17.4 mil mainly due to:

- lower gross operating profit of S$36.2 mil in note (iv) above; and
- lower exceptional gain of S$314.5 mil in note (vii) above;

partially offset by lower interest expenses of S$14.7 mil in note (v) above.

ix) Income derived from associated companies (item 2e)
Income derived from associated companies increased by S$16.3 mil to S$19.6 mil mainly due to equity accounting for the 45% contributions from Tincel Properties.

x) Operating profit before income tax (item 2f)
Operating profit before income tax decreased by S$321.5 mil from S$358.5 mil to S$37.0 mil mainly due to lower net operating profit of S$337.8 mil in note (viii) above partially offset by increase in income derived from associated companies of S$16.3 mil in note (ix) above.

This also explained the decrease in operating profit after tax attributable to members of the company of S$325.3 mil from S$344.7 mil to S$19.4 mil.

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	8.28%	129.56%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	1.03%	17.02%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue cts	0.93	16.57
	(ii) On a fully diluted basis	0.93	16.57
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on S$	0.88	0.94

3.(e) To provide an analysis of expenses based on their function within the group for

the current and previous corresponding period

	Group			Company		
	YTD 30 Sep 2002	YTD 30 Sep 2001	Increase / (Decrease)	YTD 30 Sep 2002	YTD 30 Sep 2001	Increase / (Decrease)
	S$'000	S$'000	%	S$'000	S$'000	%
Advertising and promotion	(18,310)	(14,034)	30	0	0	0
General and administration	(58,046)	(50,429)	15	(4,787)	(4,983)	(4)
Property and maintenance	(36,434)	(38,174)	(5)	0	0	0
	(112,790)	(102,637)	10	(4,787)	(4,983)	(4)

Note:
i) Both earnings per share and fully diluted earnings per share in item 3(c) above are calculated based on the weighted average number of ordinary shares in issue of 2,080,000,000 (2001 : 2,080,000,000).

ii) Item 3(e) above represented the key operating expenses of the Group. The Group recorded an operating profit of S$45.3 mil (item 2(a)) after deducting these expenses from its gross profit (item 1(c)). Compared to the accounts in the 2001 annual report, the above property & maintenance expenses excluded depreciation and amortisation amounting to S$37.2 mil (30 September 2001 : S$35.5 mil) which was separately disclosed as item 2(b)(ii) above.

iii) Advertising & promotion expenses and general & administration expenses were higher than last year as a result of the consolidation of 9 months (compared with 4 months in 2001) of Swissotel costs and changes in business costs structure as the Group expanded its core hotel business and partially divested its property investment business (Tincel Properties). Compared with property investment, hotel operations also had higher operating expenses, particularly in advertising & promotion and general & administration but lower property & maintenance expenses. Advertising & promotion expenses were partly funded by sales & marketing fees that were charged to the various hotels.

-		Group			Company		
Item 4 is not applicable to interim results		S$'000		%	S$'000		%
-	-	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)	30 Sep 2002	30 Sep 2001	Increase/ (Decrease)
4.(a)	Sales reported for first half year						
4.(b)	Operating profit [2(g)(i) above] reported for first half year						
4.(c)	Sales reported for second half year						
4.(d)	Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

NIL

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
MCH Holdings (Shanghai) Pte Ltd and Shanghai Merchant Court Hotel Co., Ltd	$0.00

5.(d) Any other comments relating to Paragraph 5

The income tax expense on the results of the Group for the nine months ended 30 September 2002 was higher than the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation. This was primarily due to tax losses of certain subsidiaries not being available for offset against taxable income of other subsidiaries.

6. Segmental Results

a) Primary reporting - business segments

S$'000 **30 Sep 2002**	Hotels & Resorts	Related Commercial Investment	Eliminations	Consolidated
Turnover				
External sales	280,950	-	-	280,950
Inter-segment sales	-	-	-	-
	280,950	-	-	280,950
	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated

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Results				
Earnings before interest, tax, depreciation and amortisation (EBITDA)	55,241	14,851	11,305	81,397
Depreciation and amortisation	(37,170)	-	(21)	(37,191)
Earnings before interest and tax (EBIT)	18,071	14,851	11,284	44,206
Interest expense	-	-	(7,191)	(7,191)
Profit before tax	18,071	14,851	4,093	37,015
Income tax expense				(13,751)
Profit after tax				23,264
Minority interests				(3,871)
Net profit after tax attributable to shareholders				19,393
Other information				
Segment assets	1,426,524	-	237,584	1,664,108
Associated companies	376,438	383,002	-	759,440
Consolidated total assets	1,802,962	383,002	237,584	2,423,548
Segment liabilities	104,422	-	341,717	446,139
Capital expenditure	34,753	-	-	34,753

S$'000 **30 Sep 2001**	Hotels & Resorts	Related Commercial Investment	Eliminations	Consolidated
Turnover				
External sales	234,150	31,573	-	265,723
Inter-segment sales	1,408	-	(1,408)	-
	235,558	31,573	(1,408)	265,723

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Results				
Earnings before interest, tax, depreciation and amortisation (EBITDA)	198,009	209,651	8,226	415,886
Depreciation and amortisation	(35,230)	(214)	(16)	(35,460)
Earnings before interest and tax (EBIT)	162,779	209,437	8,210	380,426
Interest expense	-	-	(21,921)	(21,921)
Profit before tax	162,779	209,437	(13,711)	358,505
Income tax expense				(14,228)
Profit after tax				344,277
Minority interests				380
Net profit after tax attributable to shareholders				344,657
Other information				
Segment assets	1,491,905	-	283,317	1,775,222
Associated companies	424,434	410,241	-	834,675
Consolidated total assets	1,916,339	410,241	283,317	2,609,897

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Segment liabilities	159,606	-	299,425	459,031
Capital expenditure *	335,854	-	-	335,854

* The 30 September 2001 figure included S$296,395,000 of property, plant and equipment acquired along with the acquisition of Swissotel.

b) Secondary reporting - geographical segments

	30 Sep 2002	30 Sep 2001
	S$'000	S$'000
Turnover		
Asia-Pacific	100,303	161,308
Europe	153,112	81,584
Americas	27,535	22,831
	280,950	265,723
EBITDA		
Asia-Pacific	47,200	397,882
Europe	24,457	14,854
Americas	9,740	3,150
	81,397	415,886
EBIT		
Asia-Pacific	28,831	374,287
Europe	8,334	5,372
Americas	7,041	767
	44,206	380,426
Total assets		
Asia-Pacific	1,621,884	1,656,745
Europe	681,631	829,930
Americas	120,033	123,222
	2,423,548	2,609,897
Capital expenditure *		
Asia-Pacific	7,361	9,496
Europe	26,419	323,994
Americas	973	2,364
	34,753	335,854

* The 30 September 2001 figure included S$296,395,000 of property, plant and equipment acquired along with the acquisition of Swissotel.

7.(a) Review of the performance of the company and its principal subsidiaries

In September 2002, the Economic Intelligence Unit (EIU) revised downwards its global GDP growth forecast for 2002 from 3.2% to 2.7%. In line with a slower economic recovery,

demand for both international travel and lodging facilities declined. Industry data showed that average hotel Revenue Per Available Room ("RevPAR") for the first eight months of 2002 all declined across Europe (-6.6%), US (-6.2%) and the Asia-Pacific (-1.4%) regions compared with the same period last year.

Against the backdrop of a difficult lodging market, the Group achieved an overall RevPAR of S$146 in the third quarter 2002 (Q3 2002), a 1% increase over the Q3 2001 RevPAR of S$144. The increase was driven mainly by an overall increase in occupancy. However, compared with the second quarter 2002, Q3 2002 RevPAR declined by 5% as a result of the seasonally slower months of July and August.

(i) Turnover

	3rd Quarter		9 months ended			
S$'mil	Q3 2002	Q3 2001	30 Sep 2002	30 Sep 2001	Change	%
Hotels & Resorts	90.9	86.2	281.0	234.1	46.9	20%
Related Commercial Investment	-	-	-	31.6	(31.6)	n.m.
Total Turnover	**90.9**	**86.2**	**281.0**	**265.7**	**15.3**	**6%**

In Q3 2002, the Group achieved an overall turnover of S$90.9 mil, an increase of 5% over the same period last year.

For the nine months ended 30 September 2002, the turnover for the Group grew 6% to S$281.0 mil. Turnover in the Hotels & Resorts segment rose 20% as a result of the consolidation of the full 9-month revenue this year following the acquisition of Swissotel in June 2001. This more than offset the deconsolidation of all the turnover from the Related Commercial Investment segment following the 55% divestment of Tincel Properties (which owns Raffles City) in June 2001.

(ii) Profitability

	3rd Quarter		9 months ended			
S$'mil	Q3 2002	Q3 2001	30 Sep 2002	30 Sep 2001	Change	%
Hotels & Resorts	13.2	8.1	55.2	198.0	(142.8)	(72%)
Related Commercial Investment	4.8	4.5	14.9	209.7	(194.8)	(93%)
Unallocated	3.3	6.1	11.3	8.2	3.1	38%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**21.3**	**18.7**	**81.4**	**415.9**	**(334.5)**	**(80%)**
Operating profit before tax, minority interests, and extraordinary items, but after interest on borrowings, depreciation and amortisation, foreign exchange loss and exceptional items	**(0.2)**	**(5.9)**	**17.4**	**355.2**	**(337.8)**	**(95%)**
Profit after tax and extraordinary items attributable to shareholders	**2.6**	**(4.2)**	**19.4**	**344.7**	**(325.3)**	**(94%)**
Basic Earnings Per Share (cents)	0.12	(0.21)	0.93	16.57	(15.64)	(94%)

In Q3 2002, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$21.3 mil, an increase of 14% over the same period last year. Both the Hotels

& Resorts and Related Commercial Investment segments registered better performances and their EBITDA contributions grew by 63% and 7% respectively over Q3 2001.

For the nine months ended 30 September 2002, the Group recorded an EBITDA of S$81.4 mil. The lower EBITDA compared with the same period last year was mainly the result of :

a) the significant net exceptional gain of S$331.3 mil in 2001;
b) the equity accounting of 45% instead of 100% from Tincel Properties following the divestment;
c) in addition, not all the funds from the Tincel Properties divestment had been fully reinvested to generate replacement income as the Group continues to source for investment opportunities that meet our financial and business objectives; and
d) a very weak Q1 2002 when the global hotel industry was still severely impacted by the 911 incidents.

(iii) Review of Operational Performance

The Group regularly collects performance data through informal census and industry databases for the purpose of reviewing the performance of its hotels against their competitive sets.

Asia-Pacific

The Group managed 10 hotels in the Asia-Pacific region, of which 5 were wholly or majority-owned. Overall, our hotels in the region achieved a RevPAR of S$90 in Q3 2002.

In Q3 2002, our Asia-Pacific hotels, excluding Singapore hotels, saw a RevPAR increase of 6.2% over Q3 2001. This was achieved through an increase in occupancy, partly offset by a decrease in average rates. In Cambodia, Raffles Grand Hotel d'Angkor maintained its leading market position with a RevPAR premium against its competitive set in Q3 2002. However, due to weaker market conditions, the hotel and its competitive set experienced a RevPAR decline compared with Q3 2001. Similarly, the Q3 2002 RevPAR of Raffles Hotel Le Royal was lower when compared with Q3 2001 although the hotel maintained its number one positioning. In Australia, Merchant Court Hotel, Sydney, achieved a RevPAR premium over its competitive set in Q3 2002. RevPAR improved 22% over Q3 2001 while its RevPAR positioning strengthened from 5th to 2nd over the same period. In Thailand, Q3 2002 RevPAR of Merchant Court Hotel, Bangkok increased over Q3 2001 while RevPAR of its competitive set declined over the same period. In China, the combined performance of Swissotel Dalian and Swissotel Beijing showed improvement in RevPAR in Q3 2002 over Q3 2001 which exceeded those of their competitive sets.

In Singapore, operating conditions continued to be difficult with the slowdown in visitor arrivals from the major markets of Japan and the United States, which decreased 17.7% and 10.3%, respectively. Total visitor arrivals to Singapore, year-to-date August 2002, decreased 2.4% while business related traffic decreased by 4.7%. As of year-to-date August 2002, the RevPAR for the Group's portfolio of hotels in Singapore was ahead of the industry average.

Europe (including Middle East)

The Group managed 14 hotels in the region, of which 6 were wholly or majority-owned and two were leased properties. Overall, our hotels in the region achieved a RevPAR of S$186 in Q3 2002, representing a 18.5% increase over Q3 2001. The increase was due mainly to higher average rate.

In Q3 2002, RevPAR of our hotels in Germany grew over Q3 2001 compared with a decline

registered by their competitive sets. Raffles Hotel Vier Jahreszeiten in Hamburg and Swissotel Dusseldorf led their competitive sets with strong RevPAR premiums. Since its opening in September 2001, Swissotel Berlin continued to gain market share and improved its RevPAR. In Switzerland, Le Montreux Palace, Swissotel Zurich and Swissotel Basel all achieved RevPAR premiums over their competitive sets in Q3 2002. Le Montreux Palace continued to be the leader in the city, and achieved a RevPAR increase over Q3 2001. The Q3 2002 RevPAR of Swissotel Zurich declined in line with its competitive set over Q3 2001 while Swissotel Basel's RevPAR declined at a lesser rate compared with its competitive set over the same period. Swissotel Geneva's Q3 2002 RevPAR grew substantially over Q3 2001, in line with its competitive set. For Swissotel Amsterdam, the increase of its Q3 2002 RevPAR over Q3 2001 was higher than that of its competitive set. In London, both Raffles Brown's Hotel and Swissotel, The Howard performed below their competitive set averages in Q3 2002. However, Q3 2002 RevPAR of Raffles Brown's Hotel improved over Q3 2001 while those of its competitive set declined over the same period. The decline in Q3 2002 RevPAR for Swissotel, The Howard over Q3 2001 was mainly due to the temporary disruption caused by the rooms expansion programme.

In Turkey, Swissotel Istanbul led its competitive set with a RevPAR premium and retained its number one positioning.

The Americas

The Group managed 7 hotels in The Americas, of which one was wholly-owned. Overall, our hotels in the region achieved a RevPAR of S$198 in Q3 2002. RevPAR declined 0.6% over the same quarter in 2001, in line with the 1% RevPAR decline by its competitive set average. Our RevPAR decline was due to a decrease in average rate compensated by an improvement in occupancy.

Conditions in the US continued to be difficult, with minimal yielding opportunities as rate increases have been difficult to achieve. For Q3 2002, RevPAR of Swissotel Boston and Swissotel Chicago declined over Q3 2001. Swissotel The Drake achieved RevPAR growth in line with its competitive set over the same period. Against a RevPAR decline experienced by its competitive set, Swissotel Atlanta maintained its RevPAR over the same period. As at year-to-date August, Raffles L'Ermitage in Beverly Hills continued to maintain its RevPAR premium over its competitive set of luxury hotels.

In Q3 2002, Swissotel Quito and Swissotel Lima in South America, continued to maintain their RevPAR premiums within their respective competitive sets.

(iv) Net Tangible Assets

The Net Tangible Asset backing as at 30 September 2002 is S$1,832.9 mil as compared to S$1,815.5 mil as at 30 June 2002. The increase was mainly due to balance sheet translation gain on our foreign assets of S$14.0 mil and the net profit after tax and minority interests of S$2.6 mil for the quarter.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

In its 1st half 2002 results announcement, it was stated that although the Group expected

operating performance to be weak for the rest of 2002 in line with a challenging industry outlook, operating performance for Q3 2002 is expected to improve over the corresponding period in 2001. The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the Directors, no item or event of a material or unusual nature has occurred between 30 September 2002 and the date of this report which would materially affect the results of the operations of the Group and of the Company for the financial period ended 30 September 2002. Nonetheless, as previously disclosed in our January 2002 update of financial performance, certain provisions were made in the second half of 2001 on certain post-completion matters relating to the acquisition of Swissotel which were pending resolution. Over the past months, progress has been made in these matters and satisfactory resolution is anticipated in due course. The Company will keep shareholders informed of any significant developments as they materialise.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

Market Outlook

Based on EIU's revised forecasts, the global economic recovery is expected to be slower and more drawn out than expected which will impact the hospitality industry. Operating conditions are expected to remain challenging for the rest of 2002 and the current market expectations are that any meaningful recovery in the lodging market is unlikely until the later part of 2003.

In view of the difficult market conditions, the Group had earlier in the year launched several initiatives to drive revenue and manage costs.

Initiatives

In the area of revenue initiatives, the *Book It Bank It* programme launched in June 2002 has increased the booking pace of our corporate meetings and conferences segment. The Summer promotions launched, (namely, the *Summer Style, Summer City, Summer Sun* joint promotion with American Express) and our branded packages, (such as *Swiss Summer Saver, Body & Soul, Breakfast in Bed and Suite Dreams*) performed well above revenue targets. At the hotel level, direct mail promotions such as *Viva Vespa* have proven successful in generating leisure weekend business. Preferred supplier partnerships with mega agencies such as American

Express and Rosenbluth had, resulted in a higher delivery of bookings from these corporate travel consortia. The Group increased its participation in airline frequent flyer programmes by adding two Frequent Flyer partners, namely Qantas Airways and Cathay Pacific Airways. This has generated additional business for its hotels, particularly in the corporate individual segment.

Going forward, the Group will continue to drive topline growth through direct marketing campaigns targeting corporate agencies and frequent guests of Club Okura International; tactical and seasonal promotions with credit card partners; and sales roadshows in Asia and Europe. In addition, the Group will continue strategic rate management across all channels of distribution to optimise rooms yields and drive increase in bookings from the internet, both through the Group's proprietary website and participation on third party travel sites.

In the area of cost management initiatives, in addition to the various initiatives implemented in the year the Group has identified further areas to reduce costs and improve efficiency including restructuring labour cost structures to increase flexibility, further opportunities to re-negotiate procurement arrangements with vendors and process re-engineering to improve productivity, reduce costs and wastage.

Outlook for the rest of 2002

Although the Group expects operating conditions to remain challenging for the rest of 2002 in line with industry outlook, results from operations for Q4 2002 and the whole of 2002 are expected to improve over the corresponding periods in 2001. The Group is expected to be profitable for the whole year although the overall profitability is expected to be significantly lower than that of 2001, which included a net S$329.7 mil exceptional gain from the partial divestment of Tincel Properties (Private) Limited in June 2001.

9. Dividend

(a) Any dividend declared for the present financial period? None
(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

-	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

NIL

(e) Books closure date

NA

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

	Group		Company	
	30 Sep 2002	30 Jun 2002	30 Sep 2002	30 Jun 2002
	S$'000	S$'000	S$'000	S$'000
Investment property	107,000	107,000	-	-
Goodwill	41,253	42,009	-	-
Property, plant and equipment	1,150,597	1,130,502	24	26
Subsidiaries	-	-	1,138,337	1,135,454
Associated companies	759,440	752,942	371,441	371,441
Other non-current assets	46,478	44,852	223	233
Current assets				
- Cash and cash equivalents	94,300	94,539	69,456	66,618
- Trade receivables	29,775	30,406	-	-
- Short-term investments	152,000	152,570	152,000	152,000
- Inventories	10,364	10,357	-	-
- Other current assets	32,341	33,556	22,159	21,052
	318,780	321,428	243,615	239,670
Current liabilities				
- Trade and other payables	(101,798)	(105,431)	(3,273)	(3,526)
- Provision for income tax	(18,406)	(17,888)	(7,321)	(7,035)
- Borrowings	(110,488)	(101,533)	-	-
- Provisions	(4,997)	(4,997)	(4,997)	(4,997)
	(235,689)	(229,849)	(15,591)	(15,558)
Net current assets	83,091	91,579	228,024	224,112
Long-term loans	(159,422)	(155,234)	-	-
Other non-current liabilities	(51,028)	(51,427)	(22,513)	(22,453)
	1,977,409	1,962,223	1,715,536	1,708,813
Share capital	1,040,000	1,040,000	1,040,000	1,040,000
Reserves	834,148	817,556	675,536	668,813
	1,874,148	1,857,556	1,715,536	1,708,813
Minority interests	103,261	104,667	-	-
	1,977,409	1,962,223	1,715,536	1,708,813

10.(b) Cash flow statement

	Group	
	30 Sep 2002	30 Sep 2001
	S$'000	S$'000
NET CASH GENERATED FROM OPERATING ACTIVITIES	19,747	45,575
Cashflows from investing activities		
Dividends received	12,267	375
Investment in associated company	-	(5,769)
Payment of income support	(1,274)	-
Proceeds from divestment of subsidiaries	338	901,406
Purchase of property, plant and equipment and other assets	(34,753)	(26,621)

Purchase of business and subsidiaries	(4,559)	(252,899)
Purchase of short-term investments	(83,198)	(2,500)
Payment of settlement of an obligation under a management contract	(4,745)	-
Return of capital from associated company	501	-
NET CASH (USED IN) / FROM INVESTING ACTIVITIES	(115,423)	613,992
Cashflows from financing activities		
Dividends paid	(64,896)	(31,408)
Interest received	12,870	6,530
Interest paid	(7,447)	(23,503)
Proceeds from / (repayment of) term loans	4,283	(313,672)
Net proceeds from issue of ordinary shares or units to minority shareholders	-	800
NET CASH USED IN FINANCING ACTIVITIES	(55,190)	(361,253)
Net (decrease) / increase in cash and cash equivalents held	(150,866)	298,314
Cash and cash equivalents at the beginning of the financial period	240,081	14,643
Cash and cash equivalents at the end of the financial period	89,215	312,957

10.(c) Statement of changes in equity

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Balance as at 1 January 2002						
- as previously reported	1,040,000	105,152	276,361	(61,239)	557,008	1,917,282
- effect of adopting SAS 12	-	-	-	-	(15,016)	(15,016)
- as restated	1,040,000	105,152	276,361	(61,239)	541,992	1,902,266
Net currency translation adjustment	-	-	-	17,385	-	17,385
Net gains not recognised in income statement	-	-	-	17,385	-	17,385
Net profit after tax	-	-	-	-	19,393	19,393
Total recognised gains for the financial period	-	-	-	17,385	19,393	36,778
Dividend for 2002	-	-	-	-	(64,896)	(64,896)
Balance as at 30 September 2002	1,040,000	105,152	276,361	(43,854)	496,489	1,874,148
Balance as at 1 January 2001						
- as previously reported	1,040,000	105,152	708,577	(81,314)	354,549	2,126,964
- effect of adopting SAS 12	-	-	-	-	(34,770)	(34,770)
- as restated	1,040,000	105,152	708,577	(81,314)	319,779	2,092,194
Adjustment to goodwill taken to reserves in the prior year	-	-	-	-	2,949	2,949
Revaluation surplus on investment properties	-	-	3,290	-	-	3,290
Net currency translation adjustment	-	-	-	(4,934)	-	(4,934)
Transfer to income statement on disposal of subsidiary	-	-	(381,485)	-	-	(381,485)
Net (losses) / gains not recognised in income statement	-	-	(378,195)	(4,934)	2,949	(380,180)
Net profit after tax	-	-	-	-	344,657	344,657
Total recognised (losses) / gains for the financial period	-	-	(378,195)	(4,934)	347,606	(35,523)
Dividend for 2001	-	-	-	-	(31,408)	(31,408)
Balance as at 30 September 2001	1,040,000	105,152	330,382	(86,248)	635,977	2,025,263

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

Balance Sheet

i) Property, plant and equipment increased by about S$20 mil due to capital expenditure incurred during the quarter and also the strengthening of the Australian Dollar, Swiss Franc, Euro Dollar and Sterling Pound against the Singapore Dollar, thus, increasing property, plant and equipment balances upon translation at month-end.

ii) Under the Singapore Statements of Accounting Standard No. 36 (SAS 36) on Impairment of Assets, an enterprise is required to review for any indication that an asset may be impaired. It is the practice of the Group to perform its regular asset impairment review at the end of each financial year.

iii) The Group's borrowings repayable in one year or less, or on demand increased from S$101.5 mil to S$110.5 mil while the Group's borrowings repayable after one year increased from S$155.2 mil to S$159.4 mil. The increase was mainly due to additional loans drawn down by non wholly-owned subsidiary as working capital and the strengthening of the Swiss Franc and the Euro Dollar against the Singapore Dollar which resulted in higher loan balances upon translations. The increase in loan balances arising from the translation of foreign currenices denominated loans are totally set-off by the increase in property, plant and equipment correspondingly (see note 10(d)(i) above).

Cash Flow Statement

i) Net cash outflow for the financial period ended 30 September 2002 of about S$151 mil was mainly due to :

a) payment of dividends to shareholders of S$65 mil; and
b) purchase of S$83 mil short-term investments, which were readily convertible to cash, as part of the Group's yield management of surplus cash pending further deployment.

In the corresponding period last year, the positive net cash inflow was mainly due to the proceeds from the divestment of Tincel Properties partially offsetted by the acquisition of Swissotel and the repayment of loans.

Statement of Changes in Equity

i) Exchange Fluctuation and other reserves increased by S$17.4 mil mainly due to translation gain on the net tangible assets of the foreign subsidiaries resulted from the strengthening of the Australian Dollar, Swiss Franc, Euro Dollar and Sterling Pound against the Singapore Dollar partially offset by the weakening of the US Dollar against the Singapore Dollar.

11. Details of any changes in the company's issued share capital

There have been no changes to the issued share capital of the Company since 30 June 2002.

Under the Raffles Holdings Share Option Plan (the "Share Option Plan"), options for 14,384,800 unissued ordinary shares of S$0.50 each were granted during the current quarter at the subscription price of S$0.50 per share. The options may be exercised one year after the

date of grant and in accordance with a vesting schedule as laid down in the Plan rules. No shares of the Company were issued during the financial period by virtue of the exercise of options to take up unissued ordinary shares of the Company. As at 30 September 2002, there were 23,171,200 unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan, after accounting for 794,700 share options that were cancelled upon resignation of staff.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/09/2002		As at 30/06/2002	
Secured	Unsecured	Secured	Unsecured
74,152,000	36,336,000	63,218,000	38,315,000

(b) Amount repayable after one year

As at 30/09/2002		As at 30/06/2002	
Secured	Unsecured	Secured	Unsecured
104,422,000	55,000,000	100,234,000	55,000,000

(c) Any other comments relating to Paragraph 12

The Group borrowings repayable in one year or less, or on demand increased from S$101.5 mil to S$110.5 mil while the Group's borrowings repayable after one year increased from S$155.2 mil to S$159.4 mil. The increase was mainly due to additional loans drawn down by non wholly-owned subsidiary as working capital and the strengthening of the Swiss Franc and the Euro Dollar against Singapore Dollar which resulted in higher loan balances upon translations. The increase in loan balances arising from the translation of foreign currenices denominated loans are totally set-off by the increase in property, plant and equipment correspondingly (see note 10(d)(i) above).

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The comparative figures for the previous financial period have been adjusted or extended to

take into account the requirements of the revised Singapore Statements of Accounting Standard No. 12 (SAS 12 (2001)) on Income Taxes which the Group implemented in 2002.

The net effect of the adoption of the revised standard on the net profit, the opening revenue reserve and the net tangible asset was as follows:

	Increase / (Decrease)	
S$'mil	Group	Company
Net profit for the financial period ended 30 September 2001	18.9	-
Opening revenue reserve as at 1 January 2001	(34.8)	-
Opening revenue reserve as at 1 January 2002	(15.0)	-
Net tangible asset as at 31 December 2001	(30.4)	-

BY ORDER OF THE BOARD

Leong Wai Leng
Deputy Chief Executive Officer
Finance & Investments
15/10/2002

82-4507

MASNET No. 29 OF 15.10.2002
Announcement No. 29


Raffles
HOLDINGS

RAFFLES HOLDINGS LIMITED

Press Release on Financial Statements for the nine months ended 30 September 2002

RAFFLES HOLDINGS IMPROVED NET PROFIT BY S$6.8 MILLION IN Q3 2002

FINANCIAL HIGHLIGHTS				
	Third Qtr		9 months ended	
	2002 (Q3 2002)	2001 (Q3 2001)	Sep 2002	Sep 2001
Turnover (S$ million)	90.9	86.2	281.0	265.7
Earnings before interest, taxes, depreciation and amortisation (EBITDA) (S$ million)	21.3	18.7	81.4	415.9
Profit attributable to shareholders (S$ million)	2.6	(4.2)	19.4	344.7
Earnings per share (cents)	0.12	(0.21)	0.93	16.57

- **Q3 2002 PERFORMANCE IMPROVED BY S$6.8 MILLION OVER Q3 2001:-**
  - Achieved profit attributable to shareholders of S$2.6 mil in Q3 2002 compared with a net loss of S$4.2 mil in Q3 2001.
  - Achieved Q3 2002 Revenue Per Available Room ("RevPAR") of S$146, an increase over Q3 2001 RevPAR of S$144 despite continued weak market conditions.
  For the nine months ended September 2002, achieved attributable profit of S$19.4 mil or earnings per share of 0.93 cents. Lower compared with the same period in 2001 due to:
  - S$329.7 mil net exceptional gain after tax in 2001

  - equity accounting of only 45% of Tincel Properties (compared to 100% consolidation in 2001) following divestment

  - not all the funds from the Tincel Properties divestment had been fully reinvested

82-4507

to generate replacement income

- a very weak Q1 2002 when the global hotel industry was still severely impacted by the 911 incidents.

- **STRATEGIC INITIATIVES TO DRIVE REVENUE AND MANAGE COSTS**

"Earlier in the year, the Group had implemented a number of programmes to drive top-line growth and to manage costs. These initiatives have yielded positive results and the Group will continue to aggressively pursue further initiatives in these areas."

Richard C. Helfer, President & CEO, Raffles Holdings Limited

- **A PROFITABLE 2002**

"Although operational conditions are expected to be challenging for the rest of 2002 in line with global industry outlook, the Group expects results from operations in Q4 2002 and the whole of 2002 to improve over the corresponding periods in 2001. The Group is expected to be profitable for the whole year although the overall profitability will be significantly lower than that of 2001 which included a significant divestment gain."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

CORPORATE INFORMATION

Raffles Holdings Limited *(www.rafflesholdings.com)* is a leading hotel chain headquartered in Singapore. Raffles International Limited, the hotel management subsidiary of Raffles Holdings, manages hotels and resorts under the *Raffles* and *Swissotel* brands in major destinations around the globe.

Raffles International, formed in 1989, is a name well respected in the industry for its standards of quality, award winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The *Raffles* brand hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The *Swissotel* brand hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage, Beverly Hills and Le Montreux Palace, Montreux.

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Raffles International also operates Amrita Spa, one of the largest spa networks in the world. It is currently found in 9 locations worldwide with plans for opening 36 new Amrita facilities by 2003.

Raffles Holdings is a subsidiary of CapitaLand Limited, one of the largest listed property companies in Asia. A multi-national company, CapitaLand has property and property-related services focused in select gateway cities in Asia, Australia and Europe. Besides hotels and service residences, its business interests cover commercial and industrial buildings; residential properties; property funds; and real estate financial and property services.

Both Raffles Holdings *(RHL SP; RHLT.SI)* and CapitaLand are listed on the Singapore Exchange Securities Trading Limited.

For more information, please contact:

Lim Li Chuen
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Submitted by Leong Wai Leng, Deputy Chief Executive Officer (Finance & Investments) on 15/10/2002 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "COMPLETION OF SALE OF CUPPAGE TERRACE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Completion of sale of Cuppage Terrace.

Submitted by Lim Mei Yi, Company Secretary on 16/10/2002 (DD/MM/YYYY) to the SGX

82-4507

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF SALE OF CUPPAGE TERRACE

Following the Announcement by the Company on 21 August 2002 of the sale by its indirect wholly owned subsidiary, Cuppage Terrace (1999) Pte Ltd (the "**Vendor**"), of its leasehold property known as Cuppage Terrace, together with the buildings erected thereon, to S11 Cuppage Terrace Pte Ltd (the "**Purchaser**") for a consideration of S$19 million (the "**Consideration**"), the Board of Directors of the Company wishes to announce that the above sale has been completed on 16 October 2002.

As stated in the earlier Announcement, the Purchaser had already paid a deposit equivalent to 10 per cent. of the Consideration and goods and services tax ("**GST**") thereon. The balance 90 per cent. of the Consideration and the GST thereon has been satisfied in full in cash by the Purchaser to the Vendor today.

The above transaction is not expected to have any material impact on the Group's earnings per share and net tangible asset per share for the financial year ending 31 December 2002.

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
16 October 2002

kk/D:\TAGL\SGX\Announcement 2002\General\Completion of sale of Cuppage Terrace.doc

MASNET No. 7 OF 18.10.2002
Announcement No. 7

82-4507

CAPITALAND LIMITED

Clarification of FinanceAsia.com article of 18 October 2002 titled "CapitaLand plans to launch number two ABS; Property developer will follow up last June's S$200 million issue before year is out"

We refer to the abovementioned article.

CapitaLand Limited would like to confirm that it is looking into securitizing the future sales proceeds from The Waterina condominium project, together with Bayerische Hypo- und Vereinsbank AG. This is at a discussion stage. Should we proceed, we will be looking to raise about S$150 – 200 million.

Submitted by Jessica Lum, Assistant Company Secretary on 18/10/2002 to the SGX

82-4507



CapitaLand plans to launch number two ABS ; Property developer will follow up last June's S$200 million issue before year is out.

Rob Davies
590 words
18 October 2002
FinanceAsia.com
English

CapitaLand Residential, the property unit of **CapitaLand** Ltd that specializes in building homes in over 17 countries, is set to tap the securitization market for the second time before the end of the year.

HypoVereinsbank has been mandated to arrange the deal, which will be around the S$200 million ($112.1 million) mark. The bank also handled **CapitaLand's** debut offering, a S$200 million issue launched in June 2001 out of the Peridot Investments special purpose vehicle.

As with the first transaction, and a S$300 million issue structured by Hypo for Keppel Land in June this year, the second deal will securitize pre-sale contracts of luxury condominiums in as yet incomplete apartment blocks. There are as yet few details on which properties will make up the underlying collateral, but observers say there should be a "similar structure to the first deal".

At the time Peridot was launched, only 40% of the construction work had been completed on three apartment blocks located in Singapore: Palm Grove, The Loft and Sun Haven. 71% of the units were already sold; with an expected total sale value of S$504.2 million set against estimated construction costs of S$166.5 million.

Fitch rated the deal, making it the first securitization from Singapore to get such treatment from an international credit rating agency. The four tranches each had an expected average life of six years and legal maturity of nine years.

The S$160 million senior notes, rated triple-A, carry a fixed rate coupon of 3.71%, which equated to 32bp over six year swaps when the deal was priced. The S$18 million AA rated tranche priced at 3.83%, or 44bp over swaps; the S$12 million single-A bonds were offered at 4.09%, 70bp over; and the subordinated S$10 million piece, rated BBB, carried a 4.79% coupon, 140bp over swaps.

Hypo employed a straightforward generic pass-through structure on the first deal, with protection for the triple-A investors coming from subordination on the other tranches. Extra



insurance came from 41.2% overcollateralization; a cash reserve fund and an S$80 million completion guarantee provided by Hypo.

Keppel's deal, backed by pre-sale contracts on 455 apartments in the Amerada Gardens, Butterworth 8 and The Edgewater developments, featured a more unusual 'two-step' structure. Rather than Keppel directly transferring revenues into an offshore SPV, Hypo actually paid S$265.3 million to Keppel to purchase the receivables and issued the bonds itself out of a Singaporean-incorporated SPV called Jasmine Investment Corporation.

This structure was used at the behest of Keppel, which was looking first and foremost to do an off-balance sheet deal with the secondary benefit of reduced gearing.

Jasmine issued notes in both US and Singapore dollars: a $144 million piece and two Sing-dollar tranches worth S$45 million. All three tranches had expected maturities of 3.5 years and legal maturity of five years.

The senior US dollar piece, rated triple-A by Fitch, Moody's and S&P, priced at 33bp over three month Libor. Additionally, the S$30 million class B notes - rated Aa2 by Moody's and double-A by the other agencies - and S$15 million single-A rated class C notes offered fixed rate coupons of 2.97% and 3.25%, 58bp and 86bp over Sibor.

Document facm000020021017dyai00001

MASNET No. 69 OF 18.10.2002
Announcement No. 69

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF THIRD QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Date of Release of Results.PI

Submitted by Jessica Lum, Assistant Company Secretary on 18/10/2002 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

DATE OF RELEASE OF THIRD QUARTER FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the nine months ended 30 September 2002 on Wednesday, 23 October 2002.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
18 October 2002

kk/D:\TAGL\SGX\Announcement 2002\General\Date of Release of Results.doc

MASNET No. 67 OF 23.10.2002
Announcement No. 75

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND'S VILLAGE PARK CONSORTIUM WINS BID TO CREATE 2006 COMMONWEALTH GAMES VILLAGE"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL-23 Oct 2002.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 23/10/2002 to the SGX

82-4507



23 October 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

RE: AUSTRALAND'S VILLAGE PARK CONSORTIUM WINS BID TO CREATE 2006 COMMONWEALTH GAMES VILLAGE

Australand is pleased to advise that its Village Park Consortium has been selected by the Victorian Government to develop the accommodation village for the 2006 Commonwealth Games in Melbourne, as detailed in the attached release.

Australand's involvement in the development is not likely to have any impact on its profit before 2005.

Yours faithfully

Michael Smith
Company Secretary

For further comment please contact:

Mr Brendan Crotty – Managing Director, Australand on: 0417 280 336

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne	Brisbane	Perth
Level 3	Level 5	32 Logan Road	Level 2
1C Homebush Bay Drive	658 Church Street	Woolloongabba QLD 4102	47 Colin Street
Rhodes NSW 2138	Richmond VIC 3121	PO Box 1365	West Perth WA 6005
Locked Bag 2106	Telephone: 03 9426 1000	Coorparoo QLD 4151	Telephone: 08 9486 4500
North Ryde NSW 1670	Facsimile: 03 9426 1050	Telephone: 07 3391 7466	Facsimile: 08 9486 4200
DX 8419 Ryde		Facsimile: 07 3891 1369	
Telephone: 02 9767 2000			
Facsimile: 02 9767 2944			

82-4507


Games Village 2006


AUSTRALAND


citta
property group

Australand's Village Park Consortium wins bid to create 2006 Commonwealth Games Village

The **Village Park Consortium,** comprising of publicly-listed **Australand Holdings Limited** and its partner **Citta Property Group**, together with their team of eminent experts, consultants and advisors are delighted to have been selected by the Victorian Government to create Victoria's **2006 Commonwealth Games Village**.

Australand Managing Director Mr Brendan Crotty said today that the company was pleased to have been selected by the Victorian Government to develop the Commonwealth Games Village.

"Australand is committed to working with the State Government in making Village Park an example for sustainable urban development and assist in presenting Victoria to the world via the Commonwealth Games," Mr Crotty said.

"In developing the Village Park masterplan, our team, remained very conscious of the needs of all stakeholders, including the general public, local residents, State and local government and of course, the athletes," Mr Crotty added.

Village Park Consortium, Level 1, 17-23 Queensbridge St, Southbank Victoria 3006 T 8695 6400 F 9690 1280



Mr Stephen McMillan, Managing Director of Citta Property Group, said the State government's intensive 12 month selection procedure included many rigorous assessments focusing on Games operations, urban planning, environmental, social and commercial issues.

"The process was extremely detailed and thorough" said Mr McMillan.

"As a result we have emerged with what we believe will be an outstanding outcome for the State of Victoria and the residents of Melbourne."

Mr McMillan said that foremost in the Consortium's mind was the significance of the project to Victoria.

"The Commonwealth Games will receive an international focus, so we were very conscious of our responsibilities, and in addition our obligation to deliver a Village that represented the best the State of Victoria has to offer," Mr McMillan added.

Mr McMillan said the site is more than just an inner-urban residential infill site.

"The development of the Village presents the opportunity to deliver planning outcomes that could become a model of sustainable development," he said.

"Of equal importance is that the Village will also have a direct and lasting impact on local residents. That is why we were focused on delivering an outcome that would clearly be seen as a net benefit to local residents," Mr McMillan said..

"Our low rise, low impact proposal seeks to provide a level of diversity in housing types and in urban form – consistent with the surrounding streetscapes."

The Consortium's proposal includes a mix of low rise urban villas, townhouses, terraces and apartments set within the existing park-like setting. The plan also envisages the preservation and refurbishment of the cluster of heritage buildings located in the center of the site as a key focal point.

"We see the existing trees and heritage buildings as key assets to be preserved and reinforced. We also believe these assets as the foundation of our masterplan; we want to build on them by opening up the site to the general public and making a strong landscaped connection to Royal Park and beyond."

According to Internationally recognised environmental advisor Simon Balderstone, who headed the Sydney Olympics Environmental program, Village Park provides a visionary foundation for significant environmental restoration and enhancement in the area.

"When completed, with the area fully rehabilitated and having the environmental and social life breathed back into it, Village Park will be a fantastic environmental legacy of the Commonwealth Games and for Melbourne," Mr Balderstone added.

Mr Balderstone said a high proportion of Village Park will be parks and gardens surrounded by natural vegetation incorporating existing historic trees naturally linking Village Park with the existing Royal Park.

Australand's Mr Crotty concluded that the Consortium believes Village Park has the potential to become an environmental and urban design showcase that will place Victoria at centre stage not only in 2006, but for decades to come.

82-4507

Publicly listed developer Australand is one of Australia's leading residential and commercial development groups with the landmark mixed use development $750 million Freshwater Place on the banks of Melbourne's Yarra River its Victorian flagship.

Citta Property Group directors, Stephen McMillan, Guy Pahor and Alister Woods, all ex-Lend Lease executives, have been responsible for steering many of Australia's largest projects, including the Sydney Olympic Village Newington; Jacksons Landing at Pyrmont in Sydney; and the Renzo Piano designed Aurora Place in Sydney's CBD.

The Village Park team includes **Simon Balderstone**, Environment Adviser to IOC Coordination Commissions for the Sydney, Athens and Beijing Games; **Steve Calhoun**, Director of TRACT Urban design consultants; **Steve Moneghetti**, former Olympian and advisor on athlete accommodation; Architects Synman Justin Bialek and Billard Leece.

Ends...

For further information please contact:
Ed McDonnell, emc2 + partners, (03) 93322922 or (0409) 215 659

82-4507

MASNET No. 71 OF 23.10.2002
Announcement No. 79

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "UNAUDITED FINANCIAL STATEMENT FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its unaudited results for the nine months ended 30 September 2002.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 23/10/2002 to the SGX

82-4507

MASNET No. 52 OF 23.10.2002
Announcement No. 60

THE ASCOTT GROUP LIMITED

Unaudited Financial Statement for the 9 months ended 30 September 2002

Financial statements for the 9 months ended 30 September 2002.
These figures have not been audited.

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	9 months ended 30 September 2002	9 months ended 30 September 2001	Increase/ (Decrease)	9 months ended 30 September 2002	9 months ended 30 September 2001	Increase/ (Decrease)
1.(a)	Turnover	182,042	215,185	-15	21,946	22,191	-1
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(115,723)	(127,477)	-9	(10,633)	(8,932)	+19
1.(c)	Gross profit/loss	66,319	87,708	-24	11,313	13,259	-15
1.(d)	Investment income	0	0	0	0	0	0
1.(e)	Other income including interest income *	29,643	17,649	+68	12,405	913	+1259
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	82,232	80,420	+2	11,118	7,920	+40
2.(b)(i)	Interest on borrowings	(16,360)	(43,715)	-63	(6,073)	(6,311)	-4
2.(b)(ii)	Depreciation and amortisation	(22,097)	(21,967)	+1	(1,311)	(1,169)	+12
2.(b)(iii)	Foreign exchange gain/(loss)	(1,704)	3,086	-155	2,403	194	+1139
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	0	0	0	0

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	9 months ended 30 September 2002	9 months ended 30 September 2001	Increase/ (Decrease)	9 months ended 30 September 2002	9 months ended 30 September 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign	42,071	17,824	+136	6,137	634	+868

	exchange gain/(loss) and exceptional items						
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	(2,885)	1,178	-345	0	0	0
2.(f)	Operating profit before income tax	39,186	19,002	+106	6,137	634	+868
2.(g)	Less income tax (Indicate basis of computation)	(7,951)	(13,471)	-41	(510)	(171)	+198
2.(g)(i)	Operating profit after tax before deducting minority interests	31,235	5,531	+465	5,627	463	+1115
2.(g)(ii)	Less minority interests	(5,554)	2,088	-366	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	25,681	7,619	+237	5,627	463	+1115
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

-		Group S$'000		%	Company S$'000		%
-	-	9 months ended 30 September 2002	9 months ended 30 September 2001	Increase/ (Decrease)	9 months ended 30 September 2002	9 months ended 30 September 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	25,681	7,619	+237	5,627	463	+1115

-		Group Figures	
-		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	17.20%	2.60%
3.(b)	Operating profit [2(h) above] as a percentage	2.20%	0.60%

	of issued capital and reserves at end of the period		
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue #	1.66	0.49
	(ii) On a fully diluted basis	1.65	0.49
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above) +		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on @	75.3	81.2

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

Analysis of Expenses	9 months ended 30 September 2002	9 months ended 30 September 2001	%
	S$'000	S$'000	
Cost of sales	115,723	127,477	
Administrative expenses	35,206	33,088	
Other operating expenses	2,325	10,730	
	153,254	171,295	

Net earnings per share calculation is based on the weighted average number of 1,549,444,925 shares of S$0.20 each in issue for the nine months ended 30 September 2002 (30 September 2001: 1,549,330,092 shares) taking into consideration the issue of 261,000 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,552,454,743 shares of S$0.20 each in issue for the nine months ended 30 September 2002. This is arrived at after taking into consideration the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

@ Net tangible asset per share calculation is based on the issued shares of 1,549,591,092 outstanding as at 30 September 2002 (30 September 2001: 1,549,330,092 shares).

* 'Other income including interest income' includes gain arising from sale of subsidiaries and associated companies for 9M2002 of S$27.4 million and gain arising from sale of investment properties and management contract for 9M2001 of S$8.1 million. Excluding these gains, other income decreased by S$7.3 million. This was mainly due to lower exchange gain in 9M2002 and divestment of retail malls.

-	Group			Company		
Item 4 is not applicable to interim results	S$'000		%	S$'000		%
- -	9 months	9 months	Increase/	9 months	9 months	Increase/

		ended 30 September 2002	ended 30 September 2001	(Decrease)	ended 30 September 2002	ended 30 September 2001	(Decrease)
4.(a)	Sales reported for first half year	0	0	0	0	0	0
4.(b)	Operating profit [2(g) (i) above] reported for first half year	0	0	0	0	0	0
4.(c)	Sales reported for second half year	0	0	0	0	0	0
4.(d)	Operating profit [2(g) (i) above] reported for second half year	0	0	0	0	0	0

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The Group's tax charge in 2002 included an underprovision of current tax of S$485,000 and a write-back of deferred tax of S$1,054,000 in respect of prior years.

5.(b) Amount of any pre-acquisition profits

No pre-acquisition profits are included in the results of the Group for the nine months ended 30 September 2002.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
Profit on the sale of properties for the nine months ended 30 September 2002	$1,922,000.00

5.(d) Any other comments relating to Paragraph 5

None

6. Segmental Results

GROUP TURNOVER AND PROFIT ANALYSIS

	Turnover 9 months ended 30 September		Profit before Interest, Exceptional Item and Tax[1] 9 months ended 30 September		Profit before Interest, Depreciation, Amortisation, Exceptional Item and Tax[1] 9 months ended 30 September	
	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000
By Business Segments						
Serviced Residence	117,128	102,571	24,691	19,210	43,509	36,451
Retail	29,107	62,433	14,592	50,326	16,203	52,698
Residential & Others	35,807	50,181	19,148	(8,000)	20,816	(5,646)
	182,042	215,185	58,431	61,536	80,528	83,503
By Region						
Within Singapore	75,182	115,429	27,586	63,959	31,571	68,535
Asia (excluding Singapore)	64,830	52,613	16,502	(4,426)	33,613	12,710
Australia and New Zealand	37,785	39,968	(1,759)	(2,557)	(850)	(2,413)
United Kingdom	4,245	7,715	16102*	4,560	16,194	4,671
	182,042	215,185	58,431	61,536	80,528	83,503

The Asia operations refer to the Group's operations in Malaysia, Indonesia, Philippines, Thailand, People's Republic of China and Vietnam.

[1] *Before taking into account share of associated companies and jointly controlled entities pretax loss (in Singapore, Thailand, Malaysia, Vietnam, Myanmar and United Kingdom), amounting to S$2,885 thousand in 9M2002 (vs. pretax profit of S$1,178 thousand in 9M2001).*

* *This includes the gain of S$15.1 million arising from sale of York Road Limited, which is not included in the turnover.*

7.(a) Review of the performance of the company and its principal subsidiaries

In the period under review, the Group continued its strategic drive to transform itself into a pure-play global serviced residence business and divest its non-core assets in the retail and residential sectors. In the first 9 months of the year, the Group completed divesting $183 million of its non-core assets. As compared to end of September 2001, the value of non-core assets has decreased by S$705 million to S$531 million. Proceeds from the sale of the non-core assets were used to pare down debt and to fund growth in the serviced residence sector. The debt/equity gearing ratio was reduced from 0.85 a year ago to 0.33 at

end of September 2002.

The Group further expanded its serviced residence business with new investments in Australia and the United Kingdom. New management contracts were also secured in Japan, China and The Philippines. The total number of serviced residences in operation has increased by approximately 2,300 to about 7,000. Turnover from this business now accounts for about 64% of the Group's turnover as compared to 48% a year ago. It has overtaken the other two business segments ('retail' and 'residential and others') combined, to become the major contributor.

The September 11 incident and the general global economic slowdown had negatively impacted a few of the Group's serviced residence markets in 9M2002; particularly in Singapore and the UK markets. Elsewhere in the Asia region, the Group continued to experience robust growth particularly in China, Thailand and Vietnam.

Contribution from the remaining retail business sector remained steady, whilst the Residential & Others sector businesses are gradually being phased out.

Overall, despite the tougher general market conditions worldwide, the Group was operationally profitable. Boosted by gains from sales of the Group's assets totalling S$21.5 million (net of minority interest), the Group's attributable profit for 9M2002 increased by S$18.1 million to S$25.7 million compared to S$7.6 million for 9M2001.

(a) Turnover

3Q2002 vs 3Q2001

S$'000	3Q2002	3Q2001	Growth	
Serviced Residence	39,245	34,579	4,666	13%
Retail	9,645	20,575	(10,930)	-53%
Residential & Others	10,878	18,421	(7,543)	-41%
Total	59,768	73,575	(13,807)	-19%

Turnover for the serviced residence sector grew by 13% or S$4.7 million over that of 3Q2001. The higher turnover was mainly contributed by new acquisitions from the Oakford serviced residences (acquired on 31 December 2001) and new contributions from properties in China, namely The Ascott Pudong and Somerset Fortune Garden which were opened after 3Q2001. This was partly offset by lower contribution from Singapore operations.

Turnover for the retail sector was 53% or S$10.9 million lower than 3Q2001. This was attributable to the sale of Orchard Point retail podium in May 2001 and the sale of Junction 8 and Funan The IT Mall in December 2001.

The 'residential and others' sector's turnover of S$10.9 million was 41% or S$7.5 million lower than 3Q2001. The drop in turnover was mainly due to lower sale of units in the Colonnades and Icon projects in Australia, as they had been substantially sold by the end of FY 2001.

The Group's turnover for 3Q2002 decreased by 19% or S$13.8 million to S$59.8 million as compared to the corresponding period last year mainly due to continued divestment of the

Group's retail and 'residential and others' assets.

9M2002 vs 9M2001

S$'000	9M2002	9M2001	Growth	
Serviced Residence	117,128	102,571	14,557	14%
Retail	29,107	62,433	(33,326)	-53%
Residential & Others	35,807	50,181	(14,374)	-29%
Total	182,042	215,185	(33,143)	-15%

The serviced residence sector grew by 14% or S$14.6 million due to new contributions from the Oakford and China serviced residences offset by lower contribution from the Singapore serviced residences, the performance of which began to show a gradual recovery only in 3Q2002.

Turnover for the retail sector decreased by 53% or S$33.3 million, mainly attributable to the sale of Orchard Point retail podium in May 2001, sale of Junction 8 and Funan The IT Mall in December 2001.

Turnover for the "residential and others" sector decreased by 29% or S$14.4 million due to lower sale of units in the Colonnades and Icon projects in Australia, as they had been substantially sold by the end of FY 2001.

Compared to 9M2001, the Group's turnover for 9M2002 decreased by 15% or S$33.1 million to S$182.0 million. This was attributable mainly to lower contribution from the retail sector.

(b) EBITDA

3Q2002 vs 3Q2001

S$'000	3Q2002	3Q2001	Growth	
Serviced Residence	12,671	9,393	3,278	35%
Retail	4,422	14,677	(10,255)	-70%
Residential & Others	2,563	2,551	12	0%
Total	19,656	26,621	(6,965)	-26%

EBITDA of the serviced residence sector in 3Q2002 increased by 35% or S$3.3 million to S$12.7 million. This was mainly due to higher contribution from the serviced residences in China, Vietnam and New Zealand, offset by losses incurred by Oakford serviced residences in Australia and weaker performance from the Singapore serviced residences.

EBITDA of the retail sector in 3Q2002 decreased by 70% or S$10.3 million compared to the corresponding period in 2001, due to the loss of earnings from Orchard Point retail podium, Junction 8 and Funan The IT Mall as the businesses were divested. A loss of S$1.4 million was also recorded on the sale of Cuppage Terrace in this period. The decline in earnings

was partially offset by higher contribution from Scotts Shopping Centre which the Group still owns.

EBITDA of the 'residential and others' sector in 3Q2002 was at about the same level as that of 3Q2001.

For 3Q2002, the Group's EBITDA decreased by 26% or S$7.0 million to S$19.7 million compared to S$26.6 million in 3Q2001.

9M2002 vs 9M2001

S$'000	9M2002	9M2001	Growth	
Serviced Residence	43,509	36,451	7,058	19%
Retail	16,203	52,698	(36,495)	-69%
Residential & Others	20,816	(5,646)	26,462	469%
Total	80,528	83,503	(2,975)	-4%

EBITDA of the serviced residence sector increased by 19% or S$7.1 million to S$43.5 million. The increase was mainly due to the gain of S$5.8 million arising from the sale to a joint venture of a wholly-owned subsidiary owning The Ascott Mayfair. Improved occupancy and rental rates achieved by the serviced residences in China, New Zealand and Vietnam also contributed to the increase in EBITDA although there was weaker performance from the Singapore serviced residences.

The EBITDA of the retail sector decreased by 69% from S$52.7 million to S$16.2 million. This was attributable to the loss of S$1.4 million arising from the sale of Cuppage Terrace and loss of rental income following the sale of Orchard Point retail podium, Junction 8 and Funan The IT Mall, offset by better performance of Scotts Shopping Centre.

The EBITDA of the "residential and others" sector increased by 469% or S$26.5 million. This was mainly due to the net gain of S$17.1 million arising from the sale of York Road Limited, and LC Ventura (Tampines) Pte Ltd (which owned the Ventura Place), offset by a loss of S$0.8 million from sale of Costa Sands resorts. In 9M2001, an impairment loss of S$10.5 million was recognised in respect of the Master Golf and Country Club.

The Group's EBITDA declined by S$3.0 million or 4%, due to lower contribution from the retail sector, offset by the higher contribution from the serviced residence and "residential & others" sectors.

(c) Share of Losses of Associated Companies

The Group's share of associated companies' losses was S$2.9 million in 9M2002 compared to a profit of S$1.2 million recorded in 9M2001. The losses were mainly due to weaker than expected performance in the United Kingdom from the Ascott-Dilmun joint venture and losses incurred by The Ascott, Beijing. The losses in Beijing included a S$2.3 million reversal of prior years' interest cost recovery which was disallowed by the Chinese tax authorities.

(d) Profit Attributable to Members of the Company

3Q2002 vs 3Q2001

For 3Q2002, the Group's attributable profit increased by S$0.1 million to S$2.8 million compared to a profit of S$2.7 million in 3Q2001. Attributable profit for the quarter would have been S$2.3 million higher if not for a reversal of prior years' interest cost recovery for The Ascott Beijing, which was disallowed by the Chinese tax authorities.

9M2002 vs 9M2001

The general global economic slowdown negatively impacted a few of the Group's serviced residence markets in 9M2002. Despite the tougher overall market conditions, the Group was operationally profitable. Boosted by gains from sales of the Group's assets totalling S$21.5 million (net of minority interest), the Group's attributable profit for 9M2002 increased by S$18.1 million to S$25.7 million compared to S$7.6 million for 9M2001.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

None

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 30 September 2002 and the date of this report which would materially affect the results of the operations of the Group and of the Company for the nine months ended 30 September 2002.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

The global economic recovery has been slower and more drawn out than expected. Threat of a possible Gulf War and the recent terrorist bomb incident in Bali will inevitably have an impact on the cross-border movements of the business community. Despite the more difficult and challenging environment, our serviced residence

business in Singapore has since 3Q 2002 begun to show recovery, and improved over the first half of the year. UK and Australia portfolios are also holding their ground and showing some signs of improvement. Businesses in China and the other South-east Asian markets like Thailand and Vietnam are expected to remain stable. For retail properties, rental income in the short term should also remain fairly robust and stable.

Based on current occupancy and forward bookings, the Group expects the fourth quarter and the full year to remain profitable. The attributable profit for FY 2002 will, however, not be at the same level as that for FY 2001 as this was underpinned by S$85.7 million in divestment gain recorded in 4Q2001 from the sale of Funan The IT Mall and Junction 8 shopping centres.

9. Dividend

(a) Any dividend declared for the present financial period? None
(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

-	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

NIL

(e) Books closure date

Not Applicable

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

	GROUP		COMPANY	
	30.09.02	30.06.02	30.09.02	30.06.0
	S$'000	S$'000	S$'000	S$'00C
Property, Plant and Equipment*	468,635	632,248	3,021	3,2
Investment Properties	904,459	907,324	330,012	330,0
Properties under Development^	26,359	81,441	-	-
Interest in Subsidiaries	-	-	322,630	322,6
Interest in Associates	7,471	10,019	4,397	4,4
Interest in Jointly Controlled Entities	64,244	64,944	-	-
Long-term Investments	7,538	7,542	-	-
Goodwill arising on Consolidation	7,750	8,123	-	-
Current Assets	408,471	400,758	106,986	102,9
Current Liabilites	(503,060)	(616,043)	(169,578)	(115,4
Non-Current Liabilities	(161,514)	(248,757)	(101,155)	(151,1
	1,230,353	1,247,599	496,313	496,5
Representing:-				
Share Capital	309,918	309,866	309,918	309,8
Share Premium	291,076	291,043	48,596	48,5
Capital Reserves	617,260	612,417	113,831	113,8
Foreign Currency Translation Reserve	(4,622)	(4,714)	1,247	1,1
Revenue Reserve	(39,091)	(41,880)	22,721	23,1
Share Capital and Reserves	1,174,541	1,166,732	496,313	496,5
Minority Interest	55,812	80,867	-	-
	1,230,353	1,247,599	496,313	496,5

* The decrease is mainly due to the sale of a subsidiary, Shanghai Yong Liang Real Estate Development Co Ltd which owns the Somerset Grand Shanghai and sale of Costa Sands resorts.

^ The decrease is mainly due to the sale of a subsidiary, Hua Li Holdings Pte Ltd, which owns a piece of residential land in Shanghai.

10.(b) Cash flow statement

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	9 months ended 30/09/02 S$'000	9 months ended 30/09/01 S$'000
Cash flow from operating activities	56,791	57,213
Cash flow from investing activities		
Interest received	3,396	4,154
Acquisition of property, plant and equipment	(11,386)	(22,327)
Proceeds from disposal of property, plant and equipment	11,410	365
Additions to investment properties and properties under development	(7,841)	(67,863)
Proceeds from sale of investment properties	1,714	50,927
Disposal of subsidiaries and associates	145,758	-
Investment in jointly controlled entities	(17,893)	(13,303)
Other investing cashflow	(1,872)	1,018
	123,286	(47,029)
Cash flow from financing activities		
Interest paid	(16,804)	(43,715)
Dividends paid to minority shareholders	-	(212)
Dividends paid	(24,170)	(11,697)
Payment of merger expenses	-	(4,362)
Proceeds from bank borrowings	260,570	409,013
Repayment of term loans	(632,966)	(375,303)
Repayment of loans from minority shareholders	(20,845)	-
Other financing cashflow	(620)	-
	(434,835)	(26,276)
Net (decrease) / increase in cash and cash equivalents	(254,758)	(16,092)
Cash and cash equivalents at beginning of year	358,225	108,534
Effect of exchange rate changes on balances held in foreign currencies	(1,336)	(693)
Cash and cash equivalents at end of period	102,131	91,749

10.(c) Statement of changes in equity

	GROUP		COMPANY	
	30.09.02	30.06.02	30.09.02	30.06.0[illegible]
	S$'000	S$'000	S$'000	S$'000
Share Capital				
At 1 January and at end of period	309,866	309,866	309,866	309,8
Issue of ordinary shares	52	-	52	-
At end of period	309,918	309,866	309,918	309,8
Share Premium				
At 1 January	291,043	291,043	48,563	48,5
Premium on issue of ordinary shares	33	-	33	-
At end of period	291,076	291,043	48,596	48,5
Revaluation Reserve				
At 1 January	103,670	103,670	18,695	18,6
Surplus / (Deficit) on revaluation of investment propeties / properties under development	-	(6)	-	-
Realisation of revaluation surplus on disposal of investment properties / subsidiaries	(1,410)	(4,546)	-	-
Share of deficit on revaluation of investment properties				
- associates	-	-	-	-
- jointly controlled entities	(955)	(729)	-	-
Translation adjustment	(98)	(84)	-	-
At end of period	101,207	98,305	18,695	18,6
Reserve on Consolidaiton				
At 1 January	17,332	17,332	-	-
Adjustment on disposal of subsidiary	1,942	-	-	-
At end of period	19,274	17,332	-	-
Statutory Reserve				
At 1 January	175	175	-	-
Translation adjustment	(6)	(5)	-	-
At end of period	169	170	-	-
Capital Reduction Reserve				
At 1 January and at end of period	95,136	95,136	95,136	95,1
Merger Reserve				
At 1 January and end of period	396,000	396,000	-	-
Other Capital Reserve				
At 1 January and at end of period	5,474	5,474	-	-
Foreign Currency Translation Reserve				
At 1 January	307	307	1,794	1,7
Foreign currency translation differences	(4,929)	(5,021)	(547)	([illegible]
At end of period	(4,622)	(4,714)	1,247	1,1
Revenue Reserve				
At 1 January	(42,517)	(42,517)	41,264	41,2
Effect of adopting SAS 12	1,915	1,915	-	-
At 1 January, restated	(40,602)	(40,602)	41,264	41,2
Profit for the period	25,681	22,892	5,627	6,0
Dividends paid	(24,170)	(24,170)	(24,170)	(24,1
At end of period	(39,091)	(41,880)	22,721	23,1

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

None

11. Details of any changes in the company's issued share capital

Since the last financial year ended 31 December 2001, the issued and paid-up capital of the Company increased by S$52,200 to S$309,918,218 as a result of the exercise of share options by the participants of The Ascott Share Option Plan (the "Plan").

Under the Plan, options for 16,778,000 unissued shares of S$0.20 each were granted during the current period at the subscription price of S$0.353 per share:

Option Category	No. of Holders	Option Period	No. of Unissued Shares Under Option
Group Executives	402	4 May 2003 to 3 May 2012	13,943,000
Parent Group Executives	191	4 May 2003 to 3 May 2012	2,085,000
Non-executive directors	7	4 May 2003 to 3 May 2007	750,000
	600		16,778,000

As at 30 September 2002, there were 46,296,000 unissued ordinary shares of S$0.20 each of the Company under Option under the aforesaid Plan, after accounting for 2,856,000 share options that were cancelled upon resignation of staff.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/09/2002		As at 30/06/2002	
Secured	Unsecured	Secured	Unsecured
S$320,689,000	S$33,665,000	S$388,623,000	S$33,579,000

(b) Amount repayable after one year

As at 30/09/2002		As at 30/06/2002	
Secured	Unsecured	Secured	Unsecured
S$148,989,000	S$481,000	S$234,909,000	S$659,000

(c) Any other comments relating to Paragraph 12

None

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

With effect from 1 January 2002, the Group has adopted the new requirements of the revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes. The assessment of the full impact of this standard is still ongoing.

Based on updated assessment on some of the known factors, the net effect of the adoption of the revised standard on the net profit, the opening revenue reserve and the net tangible asset is as follows:

S$' million	Group	Company
	Increase / (Decrease)	Increase / (Decrease)
Net profit for the period ended 30 September 2001	0.8	-
Opening revenue reserve at 1 January 2001	0.8	-
Opening revenue reserve at 1 January 2002	1.9	-
Net tangible asset at 31 December 2001	1.9	-

Except as disclosed above, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2001.

management on future events.

BY ORDER OF THE BOARD

Chia Lee Meng/Keong Wen Hui
Company Secretary/Asst. Company Secretary
23/10/2002


THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
Nº 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

October 23, 2002
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott Achieves Increased Profits

FINANCIAL HIGHLIGHTS
For Nine Months Ended September 30, 2002

Group						
	First Nine Months			**Third Quarter**		
	2002	**2001**	**Change %**	**2002** ***Q3 2002***	**2001** ***Q3 2001***	**Change %**
Turnover (S$million)	**182.0**	215.2	-15	59.8	73.6	-19
EBITDA (S$million)	**80.5**	83.5	-4	19.7	26.6	-26
Attributable Profit (S$million)	**25.7**	7.6	237	2.8	2.7	3.7
Earnings per share (cents)	**1.66**	0.49	-	0.18	0.17	-
Net tangible assets per share (cents)	**75.3**	81.2	-	-	-	-

Serviced Residence Sector						
	First Nine Months			**Third Quarter**		
	2002	**2001**	**Change %**	**2002** ***Q3 2002***	**2001** ***Q3 2001***	**Change %**
Turnover (S$million)	**117.1**	102.6	14	39.2	34.6	13
EBITDA (S$million)	**43.5**	36.5	19	12.7	9.4	35

The Ascott Group achieved S$25.7 million profit for the first nine months of the year. This is a 237 per cent increase over the same period last year.

Its third quarter profit rose by S$0.1 million to S$2.8 million, compared to last year's third quarter profit of S$2.7 million. The profit would have been S$2.3 million higher, if not for a reversal of prior years' interest cost recovery for its The Ascott Beijing serviced residence.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

Due to the planned winding down of Ascott's non-core retail and residential trading sectors, group turnover for the first nine months dropped 15 per cent to S$182.0 million, and third quarter turnover dipped 19 per cent to S$59.8 million, compared to the same periods last year.

Strong Serviced Residence Growth

However, growth in Ascott's core serviced residence business was vigorous. Serviced residence turnover rose 14 per cent in the first nine months of the year to S$117.1 million. In the third quarter, serviced residence turnover grew 13 per cent to S$39.2 million, compared to the third quarter 2001.

The higher turnover was mainly due to new contributions from the Oakford serviced residences in Australia, and The Ascott Pudong and Somerset Fortune Garden residences in China. This was partly offset by lower contributions from the Singapore properties.

Serviced residence EBITDA for the first nine months of the year rose 19 per cent to S$43.5 million. This was due largely to a gain of S$5.8 million from the sale of a wholly owned subsidiary owning The Ascott Mayfair to a joint venture, and higher occupancy and rental rates achieved in China, Vietnam and New Zealand.

Serviced residence EBITDA for the third quarter increased by a healthy 35 per cent to S$12.7 million. This was due to higher contributions from the group's residences in China, Vietnam and New Zealand, offset by losses at its Oakford residences in Australia and the weaker performance of its Singapore properties.

Group profit for the first nine months of the year was boosted by gain of S$21.5 million from asset sales, largely from the disposal of a piece of land in the UK and The Ascott Mayfair to a joint venture.

Outlook

Ascott's chief executive officer, Mr Kee Teck Koon, said that for the first nine months of the year, the aftermath of the September 11 incident and general economic slowdown depressed Ascott's performance in Singapore and the UK. Elsewhere in Asia, such as in China, Thailand and Vietnam, growth was robust.

Contributions from Ascott's non-core retail sector remained steady while the residential trading sector is being phased out.

- more -

Mr Kee added that based on Ascott's current occupancy and forward bookings, he expects the fourth quarter and 2002 to be profitable. However, profit will not be as high as last year's, which had included S$85.7 million in divestment gains from the sale of Funan and Junction 8 retail malls in the fourth quarter.

He said: "The slower global economic recovery, threat of the Gulf war and Bali terrorist incidents will impact cross border movements of the business community.

"However, our business in Singapore has begun to recover, showing improved performance over the first half year. Our newly acquired UK and Australian portfolios are stabilising and we expect our business in China, Thailand and Vietnam to remain strong. Rental income at our retail properties should also be stable in the short term."

Focused Serviced Residence Company

Mr Kee added that for the first nine months of the year, the group had continued its drive to transform itself into a pure play serviced residence company. It divested S$183 million non-core assets, and by end September, had only S$531 million remaining non-core properties. Ascott had disposed S$705 million non-core assets since end September 2001.

Proceeds from the asset sales were used to pare down debt and fund growth in the serviced residence sector. Ascott's debt / equity ratio was reduced to 0.33 at end September, from 0.85 a year ago.

During the period, the group also expanded its serviced residence business with new investments in Australia and the UK, and new management contracts in Japan, China and the Philippines. The number of operational serviced apartments increased by 2,300 to 7,000 units.

The serviced residence business now accounts for 64 per cent of group turnover compared to 48 per cent a year ago, making it the largest contributor to Ascott's revenue.

Mr Kee added that Ascott has put in place an international marketing infrastructure and its customer base today comprises many of the world's largest multinational companies. The group is also working to transform its The Ascott and Somerset brands, which are market leaders in Asia, into global brands.

Ascott has also set new benchmarks in the industry with its 'enriched living experience' programme which aims to provide guests with a nurturing home and support community. It organises activities to facilitate guests' business networking, community integration and family recreation in a city.

82-4507

These range from the serviced residences' building links with the leading business associations in a city to enable its guests to network more easily, to organising innovative social gatherings, adventure trips and recreational events, and providing practical advice on living successfully in the city.

Mr Kee added that Ascott is on target in its plans to increase its portfolio from its current 8,300 serviced residence units to 15,000 by 2005, and boost its presence in North Asia, Europe and the US.

Today, The Ascott Group is one of the world's leading serviced residence chains, with properties in 20 cities in 11 countries spanning Southeast Asia, North Asia, Australasia and the UK.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : October 23, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

ABOUT THE ASCOTT GROUP

The Ascott Group is a leading international serviced residence company. It manages a portfolio of 8,300 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

In its drive for international leadership in the serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the group's website at www.the-ascott.com.

- End -

MASNET No. 84 OF 23.10.2002
Announcement No. 92

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RE-CONSTITUTION OF EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.



Ercc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 23/10/2002 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RE-CONSTITUTION OF EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE ("ERCC")

The Board of Directors of the Company wishes to announce that Mr. Kee Teck Koon has stepped down as a member of the Company's ERCC with effect from 23 October 2002.

With the change, the composition of the ERCC is as follow :-

(i) Mr. Liew Mun Leong, Chairman

(ii) Mr. Richard E Hale, Member

(iii) Mr. Lim Jit Poh, Member

By order of the Board

Chia Lee Meng / Kellyn Keong
Company Secretary / Asst. Company Secretary
23 October 2002

82-4507

MASNET No. 72 OF 23.10.2002
Announcement No. 80

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF THIRD QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT 3Q 02 date of release of results.p

Submitted by Jessica Lum, Assistant Company Secretary on 23/10/2002 to the SGX

CAPITAMALL TRUST MANAGEMENT LIMITED

ANNOUNCEMENT

DATE OF RELEASE OF THIRD QUARTER FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the nine months ended 30 September 2002 on Friday, 25 October 2002.

By Order of the Board

Winnie Tan
Company Secretary
23 October 2002

82-4507



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INTEREST ON CONVERTIBLE BONDS DUE 2007

The Directors of CapitaLand Limited ("CapitaLand" or the "Company") wish to announce that the first interest payment (the "Interest Payment") on the S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds"), convertible into new ordinary shares of S$1.00 each in the capital of the Company, shall be made on 5 November 2002.

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 0.625 per cent. per annum, payable semi-annually in arrear on 3 May and 3 November in each year (each an "Interest Payment Date"), commencing 3 November 2002. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

As the Interest Payment Date for this Interest Payment is not a business day, the Interest Payment shall be made on 5 November 2002, which is the business day immediately following (the "Actual Payment Date"). Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payments will be made by transfer to the registered account of the bondholder or by Singapore dollar cheques drawn on a bank in Singapore mailed to the registered address of the bondholder, if it does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions will be initiated on the Actual Payment Date and, where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the interest amount due.

By Order of the Board

Jessica Lum
Assistant Company Secretary
Singapore
25 October 2002

82-4507



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCORPORATION OF INDIRECT PARTIALLY-OWNED SUBSIDIARY, SHANGHAI XIN XU PROPERTY DEVELOPMENT CO., LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the incorporation of a 99% owned subsidiary company, Shanghai Xin Xu Property Development Co., Ltd. ("SXX"), in the People's Republic of China. The 99% stake is held by its indirect wholly-owned subsidiary, Hua Jia Holdings Pte Ltd, and the balance 1% stake is held by a party unrelated to the CapitaLand Group.

SXX's principal activity is real estate development. It has an authorised and paid up capital of RMB100m.

By Order of the Board

Jessica Lum
Assistant Company Secretary
25 October 2002

S : sec/sgx annc/incorp-newacq/shanghai xin xu.doc
25 Oct 2002

02-4504



CAPITAMALL TRUST

2002 Q3 FINANCIAL STATEMENT ANNOUNCEMENT

Financial statements for the period from 29 Oct 2001 to 30 Sep 2002.

These figures have not been audited.

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 Oct 2001 between the Manager, CapitaMall Trust Management Limited and Bermuda Trust (Singapore) Limited as Trustee, and supplemented by a first supplemental trust deed dated 26 Dec 2001 and a second supplemental trust deed dated 28 Jun 2002. CMT's first financial period is from the date of inception ie. 29 Oct 2001 to 31 Dec 2002.

Although CMT was established on 29 Oct 2001, the acquisition of the properties was only completed on 28 Dec 2001 and hence the income derived from the properties was effectively from **29 Dec 2001** onwards.

		S$'000		%
		Actual 29/10/01 to 30/9/02 (1)	Pro-forma 1/1/01 to 30/9/01 (2)	Increase / (Decrease)
1.(a)	Total gross revenue	66,036	60,556	9.0
1.(b)	Property operating expenses	(18,794)	(17,488)	7.5
1.(c)	Net property income	47,242	43,068	9.7
1.(d)	Investment income	-	-	-
1.(e)	Other income including interest income	24	397	(94.0)
1.(f)	Administrative expenses	(4,741)	(3,148)	50.6
2.(a)	Operating profit before income tax, minority interest, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	42,525	40,317	5.5
2.(b)	Interest on borrowings	(5,074)	(5,779)	(12.2)
2.(b)(i)	Depreciation and amortisation	-	-	-
2.(b)(ii)	Foreign exchange gain/(loss)	-	-	-
2.(c)	Exceptional items	-	-	-

		S$'000		%
		Actual 29/10/01 to 30/9/02 [1]	Pro-forma 1/1/01 to 30/9/01 [2]	Increase / (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	37,451	34,538	8.4
2.(e)	Income derived from associated companies	-	-	-
2.(f)	Operating profit before income tax	37,451	34,538	8.4
2.(g)	Less income tax	(6,236) [3]	-	Nm
2.(g)(i)	Operating profit after tax before deducting minority interests	31,215	34,538	Nm
2.(g)(ii)	Less minority interest	-	-	-
2.(h)	Operating profit after tax attributable to the unitholders	31,215	34,538	Nm
2.(i)	Extraordinary items	-	-	-
2.(j)	Operating profit after tax and extraordinary items attributable to the unitholders	31,215	34,538	Nm
2.(k)	Tax and other adjustments	604	1,726	Nm
2.(l)	Distributable income attributable to the unitholders	31,819 [4]	36,264	Nm

Footnotes :

(1) *Although CMT was incepted on 29 Oct 2001, the acquisition of the assets was completed on 28 Dec 2001 and hence the income is related to the period of 29 Dec 2001 to 30 Sep 2002, approximately 9 months.*

(2) *This is the first financial period of CMT and the comparative numbers for 2001 are extracted from the pro-forma profit & loss account which was stated in the Offering Circular dated 28 Jun 2002 and pro-rated equally for the 9 month period.*

(3) *Income tax payable is for the period of 29 Oct 01 to 15 Jul 02 when CMT was held privately. Upon listing of CMT, tax transparency applies and dividends are paid gross with no tax deducted at source to the qualifying tax residents.*

(4) *Distributable income has been adjusted to take into account the tax payable of S$6.2 million which is for the period 29 Oct 01 to 15 Jul 02. On a comparable basis with the pro-forma ie. assuming S$6.2 million is added to the distributable income of S$31.8 million, the distributable income should be S$38.0 million.*

(5) *Nm – not meaningful*

CMT was originally held privately under private trust until 15 Jul 2002 and subsequently converted to a listed property trust upon the successful listing. The following sets out the income attributable to the private and public trust unitholders.

		S$'000		
		Total 29/10/01 to 30/9/02	Private Trust 29/10/01 to 15/7/02	Public Trust 16/7/02 to 30/9/02
1.(a)	Total gross revenue	66,036	47,142	18,894
1.(b)	Property operating expenses	(18,794)	(13,015)	(5,779)
1.(c)	Net property income	47,242	34,127	13,115
1.(d)	Investment income	-	-	-
1.(e)	Other income including interest income	24	6	18
1.(f)	Administrative expenses	(4,741)	(3,527)	(1,214)
2.(a)	Operating profit before income tax, minority interest, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	42,525	30,606	11,919
2.(b)	Interest on borrowings	(5,074)	(3,581)	(1,493)
2.(b)(i)	Depreciation and amortisation	-	-	-
2.(b)(ii)	Foreign exchange gain/(loss)	-	-	-
2.(c)	Exceptional items	-	-	-
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	37,451	27,025	10,426
2.(e)	Income derived from associated companies	-	-	-
2.(f)	Operating profit before income tax	37,451	27,025	10,426
2.(g)	Less income tax	(6,236)	(6,236)	-
2.(g)(i)	Operating profit after tax before deducting minority interests	31,215	20,789	10,426
2.(g)(ii)	Less minority interest	-	-	-
2.(h)	Operating profit after tax attributable to the unitholders	31,215	20,789	10,426
2.(i)	Extraordinary items	-	-	-
2.(j)	Operating profit after tax and extraordinary items attributable to the unitholders	31,215	20,789	10,426
2.(k)	Tax and other adjustments	604	-	604
2.(l)	Distributable income attributable to the unitholders	31,819	20,789	11,030

	Total 29/10/01 to 30/9/02	Private trust 29/10/01 to 15/7/02	Public trust 16/7/02 to 30/9/02
3.(a) Operating profit [2.(g)(i) above] as a % of total gross revenue [1(a) above]	47.3%	44.1%	55.2%
3.(b) Operating profit [2.(g)(i) above] as a % of unitholders' equity at end of the period	4.3%	Nm	1.4%

Note : Nm – not meaningful

3.(c) **Earnings per unit and distribution per unit for the period :-**

	Private trust 29/10/01 to 15/7/02 (1)	Public trust 16/7/02 to 30/9/02 (2)
Earnings per unit ("EPU") for the period based on 2.(j) above:		
Based on the weighted average number of units in issue	2.89¢	1.41¢
Distribution per unit ("DPU") for the period based on 2.(l) above:		
Based on the weighted average number of units in issue	2.89¢	1.49¢

Footnotes:

(1) *For this period during the private trust, the weighted number of units in issue is 720 million.*

(2) *For this period after the listing of CMT, the weighted number of units in issue is 738 million.*

3.(d) **Net tangible assets backing per unit based on existing units in issue as at the end of the period reported on**

	30/9/02
NTA per unit	98.7¢

NTA per unit, upon listing (16 Jul 2002) was forecasted in the offering circular dated 28 Jun 2002 to be 97.3¢ . The increase to 98.7¢ (as of 30 Sep 2002) is due to the income generated from the operations which will only be distributed at the end of the year.

3.(e) **Analysis of expenses based on their nature within the group**

	S$'000 29/10/01 to 30/9/02
Property operating expenses	
Property tax	3,007
Property management fees	2,545
Other property operating expenses	13,242
Total property operating expenses	18,794
Administrative expenses	
Asset management fees	3,632
Trustee fees	217
Other trust expenses	892
Total administrative expenses	4,741

4. **Sales & operating profit for first half year and second half year**

Not applicable to interim result reporting. To disclose only at year-end reporting.

5.(a) **Amount of any adjustment for under or overprovision of tax in respect of prior years**

Nil

5.(b) **Amount of any pre-acquisition profits**

Nil

5.(c) **Amount of profits on any sale of investments and/or properties**

Nil

5.(d) **Any other comments relating to Paragraph 5.(a) to 5.(c)**

Not applicable

82-4507

6. **Segmental Results**

	S$'000		%
	Actual 29/10/01 to 30/9/02 [1]	Pro-forma 1/1/01 to 30/9/01 [2]	Increase/ (Decrease)
Total gross revenue			
Tampines Mall	30,759	26,521	16.0
Junction 8	20,350	19,429	4.7
Funan The IT Mall	14,927	14,606	2.2
Total gross revenue	66,036	60,556	9.0
Net property income			
Tampines Mall	23,311	19,026	22.5
Junction 8	14,451	14,318	0.9
Funan The IT Mall	9,480	9,724	(2.5)
Total net property income	47,242	43,068	9.7

Footnotes :

(1) Although CMT was incepted on 29 Oct 01, the acquisition of the assets was completed on 28 Dec 2001 and hence the income is related to the period of 29 Dec 2001 to 30 Sep 2002.

(2) This is the first financial period of CMT and the comparative numbers for 2001 are extracted from the pro-forma profit & loss account which was stated in the Offering Circular dated 28 Jun 2002 and pro-rated equally for the 9 month period.

	S$'000		
	Total 29/10/01 to 30/9/02	Private Trust 29/10/01 to 15/7/02	Public Trust 16/7/02 to 30/9/02
Total gross revenue			
Tampines Mall	30,759	21,750	9,009
Junction 8	20,350	14,653	5,697
Funan The IT Mall	14,927	10,739	4,188
Total gross revenue	66,036	47,142	18,894

	S$'000		
	Total 29/10/01 to 30/9/02	Private Trust 29/10/01 to 15/7/02	Public Trust 16/7/02 to 30/9/02
Net property income			
Tampines Mall	23,311	16,667	6,644
Junction 8	14,451	10,561	3,890
Funan The IT Mall	9,480	6,899	2,581
Total net property income	47,242	34,127	13,115

7. **Review of the performance**

7.(a) **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

	S$'000		%
	Actual	Forecast (1)	Increase/ (Decrease)
(i) Income statement			
Total gross revenue	66,036	64,470	2.4
Property operating expenses	(18,794)	(18,005)	4.4
Net property income	47,242	46,465	1.7
Other income	24	154	(84.4)
Administrative expenses	(4,741)	(4,565)	3.9
Interest expense	(5,074)	(5,211)	(2.6)
Net income	37,451	36,843	1.7
Tax and other adjustments	604	675	(10.5)
Distributable income	38,055 (2)	37,518	1.4
Distributable income to post-listing unitholders	11,030	10,505	5.0
Distribution per unit	1.49¢	1.42¢	5.0
Annualised distribution yield (based on price of $0.96 per unit)	7.41%	7.06%	5.0

(ii) Breakdown of total gross revenue

	S$'000		%
	Actual	Forecast [1]	Increase/ (Decrease)
Tampines Mall	30,759	29,936	2.7
Junction 8	20,350	19,787	2.8
Funan The IT Mall	14,927	14,747	1.2
Total gross revenue	66,036	64,470	2.4
(iii) Breakdown of net property income			
Tampines Mall	23,311	22,643	3.0
Junction 8	14,451	14,394	0.4
Funan The IT Mall	9,480	9,428	0.6
Total net property income	47,242	46,465	1.7

Footnotes:

(1) The forecast is extracted from the offering circular dated 28 Jun 2002. As the forecast stated in the offering circular was for the full year 2002, the Manager has used its best estimates to present the extrapolated forecast for the period of 1 Jan 2002 to 30 Sep 2002. Also, S$308,000, being the actual distributable income for 29 Dec 2001 to 31 Dec 2001, is added to the forecast to give a fair comparison against the actual results which is for the period 29 Dec 2001 to 30 Sep 2002. Of the actual distributable income, S$81,000 was provided for as tax payable to the Inland Revenue Authority of Singapore.

(2) Out of the distributable income, S$6.2 million was provided for as tax payable to the Inland Revenue Authority of Singapore.

Actual gross revenue for the 9 months is S$66.0 million, an increase of S$1.6 million from the forecast stated in the offering circular. The higher revenue is a result of the higher rental rates achieved in the renewals and the lower vacancy periods versus forecast which have been experienced by the properties. Also, additional income was derived from higher gross turnover rental, casual leasing, signage licence fees and other miscellaneous income as a result of the various income-generating initiatives such as the introduction of "kiddy rides", lightboxes, advertising signs etc.

Property operating expenses have increased by S$0.8 million partly due to the higher property management fee payable as a result of higher revenue as it is pegged to a percentage of gross revenue. Another reason for the increase is due to the additional costs which were incurred/committed to maximise the tenancy mix, reposition the properties to generate higher retail sales.

Administrative expenses for the 9 months are S$4.7 million, higher than the forecast by S$0.2 million partly due to the higher asset management fee (which is pegged to a percentage of gross revenue) and higher professional fees.

Other income comprises interest income and this is below forecast as the projected fixed deposit rate was 1% p.a. versus the average rate obtained of less than 0.5% p.a. for the period concerned. However, interest on borrowings is lower as the projected short term interest rate was 2% p.a. versus the actual achieved of 1.4% p.a..

7.(b) **Outlook for 2002 forecast**

Given the actual performance for Q3, the manager of CMT expects the full year 2002 performance to exceed the forecast stated in the offering circular, barring any unforeseen circumstances.

7.(c) **Statement by the Directors whether any item or event of a material or unusual nature, which would have affected the results of operations of the Trust**

In the opinion of the directors of CapitaMall Trust Management Limited, no item or event of a material or unusual nature has occurred between 30 Sep 2002 and the date of this report which would materially affect the results of the operations of CMT for the period ended 30 Sep 2002.

8. **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period**

In general, retail sales remain relatively flat in Singapore amidst cautious local economic conditions. Competitive centres such as newly opened Compass Point, HDB Headquarters in Toa Payoh Central and the refurbished Parkway Parade may pose some competition to CMT's secondary trade areas. However, outstanding leases for 2002 in the 3 properties in CMT have mostly been renewed or leased. Hence, we do not expect the performance of CMT to be affected in the next reporting period ending 31 Dec 2002, barring any unforeseen circumstances.

9. **Distributions**

Distributions of $20,776,000 had been made to the private unitholders for the income accruing from 29 Oct 01 to 15 Jul 02 before the initial public offering of CMT. As disclosed in the Offering Circular, it was agreed with the private unitholders that the distribution amount paid would constitute full and final settlement of their respective distribution entitlements.

10.(a) **Balance Sheet**

	S$'000		%
	30 Sep 2002	30 Apr 2002 (1)	Increase/ (Decrease)
Non-current assets			
Investment properties	918,078 (2)	916,416	0.2
Current assets			
Trade & other receivables	5,907	4,761	24.1
Cash & cash equivalents	36,193	38,264	(5.4)
Other current assets	7	9	(22.2)
Total current assets	42,107	43,034	(2.2)
Less current liabilities			
Trade & other payables	21,623	17,265	25.2
Other current liabilities	367	4,250	(91.4)
Total current liabilities	21,990	21,515	2.2
Net current assets	20,117	21,519	(6.5)
Less non-current liabilities			
Long term borrowings	200,000	200,000	-
Other non-current liabilities	9,463	8,330	13.6
	728,732	729,605	(0.1)
Unitholders' funds	728,732	729,605	(0.1)

Footnote :

(1) *This is the first financial period of CMT and the comparative figures is based on the latest balance sheet as of 30 Apr 2002, which was disclosed in the offering circular dated 28 Jun 2002.*

(2) *Investment properties were stated at the purchase price of S$895 million (valuation as at 1 Oct 2001) and inclusive of additional capital expenditures, stamp duties and other acquisition costs amounting to S$23.1 million.*

10.(b) **Cash flow statement for period of 29 Oct 2001 to 30 Sep 2002**

	S$'000
Operating activities	36,632
Changes in working capital	24,470
Cash generated from operations	61,102
Investing activities	(918,054)
Financing activities	893,145
Net increase in cash and cash equivalents	36,193
Cash and cash equivalents at the date of inception	-
Cash and cash equivalents at end of period	36,193

Footnote : There is no comparative prior period figures as this is the first financial period.

10.(c) **Statement of changes in unitholders' funds**

	S$'000
Unitholders' contributions/(withdrawals)	
Issue of units (initial)	720,000
Issue of new units (IPO)	17,280
Establishment and other issue expenses	(18,987)
Operations	
Net increase in net assets resulting from operations	31,215
Distribution to unit holders	
Distribution to private unitholders	(20,776)
Unitholders' funds as at 30 Sep 2002	728,732 [1]

Footnote :

(1) The unitholders' funds upon listing (16 Jul 2002) were forecasted in the offering circular dated 28 Jun 2002 to be S$718.1 million.

(2) There is no comparative prior period figures as this is the first financial period.

10.(d) **Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above**

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 Oct 2001 between the Manager, CapitaMall Trust Management Limited and Bermuda Trust (Singapore) Limited as Trustee, and supplemented by a first supplemental trust deed dated 26 Dec 2001 and a second supplemental trust deed dated 28 Jun 2002. CMT's first financial period is from the date of inception ie. 29 Oct 2001 to 31 Dec 2002.

Although CMT was established on 29 Oct 2001, the acquisition of the properties was completed on 28 Dec 2001 and hence the actual income derived from the properties was effectively from 29 Dec 2001 onwards.

CMT was originally held privately under a private trust until 15 Jul 2002 and was subsequently listed on the Singapore Stock Exchange with the successful listing of the CMT units.

It was agreed and provided in the offering circular dated 28 Jun 2002 that the private trust unitholders would be entitled to the income derived from the properties up to 15 Jul 2002. Hence the income from 16 Jul 2002 will accrue to the public trust unitholders.

11. **Details of any changes in the unitholders' funds**

Same as 10.(c) above

12. **Borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements**

		S$'000
12.(a)	Amount repayable in one year or less, or on demand	-
12.(b)	Amount repayable after one year	200,000
		200,000

Footnote : There is no comparative prior period figures as this is the first financial period.

13. **Statement that the same accounting policies and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements.**

The same accounting policies and methods of computation are followed in the financial statements as compared with those stated in the offering circular dated 28 Jun 2002.

BY ORDER OF THE BOARD

CAPITAMALL TRUST MANAGEMENT LIMITED

Winnie Tan

Company Secretary

25 October 2002



NEWS RELEASE **25 October 2002**

CMT net distributable income exceeds forecast by 5% since SGX debut

Singapore, 25 October 2002 - CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that the total net property income has gone up to S$47.2 million, exceeding the 2002 year-to-date forecast[1] by 1.7%. This led to an increase in net distributable income to unitholders by 5% to S$11 million. Based on the issue price of S$0.96, the annualised pre-tax distribution yield has risen to 7.41% from 7.06%.

Summary of CMT Results
(reporting period 29 October 2001 to 30 September 2002) [2]

	Actual	Forecast [1]	Change (%)
Gross revenue (S$'000)	66,036	64,470	2.4
Net property income (S$'000)	47,242	46,465	1.7
Distributable income to post-IPO unitholders (S$'000)	11,030	10,505	5.0
Distribution per unit (cents)	1.49	1.42	5.0
Annualised distribution yield			
based on S$0.96 (IPO issue price)	7.41%	7.06%	5.0
based on S$1.02 (closing price on 24 Oct 02)	6.98%	6.65%	5.0

This better than expected result can largely be attributed to the continuing strong rental growth in expiring leases across the portfolio with the manager achieving a 26% average increase over preceding rents for the period May 2002 to September 2002.

CMTML's CEO Pua Seck Guan said, "Since listing in July, we have continued to proactively manage our properties to deliver sustainable income growth to unitholders. In doing so, we strive to provide our shoppers with retail experiences that match or exceed their expectations so that our tenants can benefit from their spending. CMT's result is a positive sign for year-end distributions and clearly demonstrates that we have been successful in executing our strategies."

Footnotes:
(1) *Forecast extracted from the offering circular dated 28 Jun 2002 and extrapolated for 9 months.*
(2) *CMT's first financial period is from the date of incorporation to 31 Dec 2002. The acquisition of the properties was only completed on 28 Dec 2001 and hence the income derived from the properties was effectively from 29 Dec 2001 onwards.*

Performance Well Rated

Earlier today, CMT marked another milestone by being the first listed Singapore real estate equity to receive a corporate credit rating by Standard and Poor's ("S&P"). The global ratings agency assigned a strong corporate credit rating of single 'A' minus ("A-") to CMT in recognition of the strength of its quality property portfolio and its conservative finances. These are supported by the malls' diverse tenant mix, the manager's active management of maturing leases and its prudent growth strategy, and the Trust's continuous modest debt usage.

The rating is added assurance for investors, including CPF members who were last month given the green light by the CPF Board to use up to 35% of their CPFIS-Ordinary Account savings to invest in CMT.

Earlier in February 2002, the S$200 million debt securities of CMT was rated 'AAA' by all three credit rating agencies, Standard & Poor's, Moody's Investors Services and Fitch, Inc. This reflects the strong underlying cashflow from CMT to service its debt.

CMT's trading performance to-date has demonstrated low price volatility and has outperformed other broader indices like the ST Index and the Singapore Property Equities Index (see "Securities Comparative Performance" graph).


% Price Change
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-20
-22
IPO Jul 1
24 Jul
1 Aug
12 Aug
20 Aug
28 Aug
5 Sep
13 Sep
23 Sep
1 Oct
9 Oct
17 Oct
CMT
STI
SESPROP
Source: Bloomberg
Note: STI = ST Index,
SESPROP = Singapore Property Equities Index

Future Growth Driven by Quality Management

The manager, CMTML, is on track with the asset enhancement plans scheduled to commence at Junction 8 and Tampines Mall. This will involve decanting low yielding space on the malls' higher levels to allow more prime lettable space to be created on the ground floor. In addition, the manager is continuously looking into other income generating initiatives to further enhance the performance of the malls and improve the mall retail mix.

CMT directly benefits from CapitaLand's integrated real estate model that combines the expertise of asset management and retail property management to produce optimal results for investors. The Trust's performance leverages on the pro-active and strategic retail management by CapitaLand Retail Management Pte Ltd ("CRM"), a subsidiary of CapitaLand Commercial Limited. It manages the largest portfolio of retail space in Singapore, with seven major shopping centres comprising approximately 1.8 million square feet of nett lettable area. CRM is able to benefit from economies of scale across its portfolio. It constantly strives to establish industry best practice in retail management including collection of tenant turnover data, inclusion of annual rent increases in lease agreements, creation of prime lettable area and the introduction of visual merchandising display guidelines for new shops.

Looking forward, CMTML expects to deliver above 2002 forecasts stated earlier in the CMT Offering Circular dated 28 June 2002, barring any unforeseen circumstances.

About CapitaMall Trust

The launch of CMT by CapitaLand Limited in July 2002 marked the establishment of the first listed real estate investment trust in Singapore. CMT currently consists of three major shopping malls - Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall. The total net lettable area of the three malls is in excess of 800,000 sq ft with more than 420 individual leases.

CMT's principal investment strategy is to invest in real estate in Singapore that is income producing and which is substantially used for retail purposes. The manager plans to achieve additional net property income growth and enhance the value of CMT's real property portfolio through active management of its properties, besides asset enhancements and identifying and acquiring suitable and attractive malls in Singapore.

82-4507

CMTML is an indirectly wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Nathan Parris
Research, Marketing and Communications Manager,
CapitaMall Trust Management Limited
Tel: DID +65 6239 6856, Mob +65 9680 8274 Email: nathan.parris@capitaland.com.sg

Q3 RESULTS BRIEFING PRESENTATION


CapitaMall
Trust

25 OCTOBER 2002

This Presentation is focused on comparing actual results versus forecasts stated in the CMT Offering Circular (28 June, 2002). This shall be read in conjunction with paragraph 7 of CMT Q3 Financial Statement Masnet announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Highlights

CMT exceeds IPO forecast

Distributable Income vs IPO Forecast	↑ 5.0%
Annualised Distribution Yield (Based on issue price S$0.96)	7.41%
Prospectus Annualised Distribution Yield (Based on issue price S$0.96)	7.06%

Strong tenant demand drives performance

Net Property Income vs IPO Forecast (YTD @ 30 Sep 02)	↑ 1.7%
Rental rates for expiring leases: (1 May – 30 Sep 2002) • Achieved vs preceding rents • Achieved vs IPO Forecast	 ↑ 26.0% ↑ 9.6%
CMT current unit price vs IPO listing price (@ 24 Oct 2002)	↑ 6.3%
CMT portfolio committed occupancy rate (@ 30 Sep 2002)	100%

Performance well rated

- Standard & Poor's assigned 'A-' corporate credit rating to CMT
  - CMT is the first listed real estate equity in Singapore to receive such a strong rating
  - Based on strength of underlying assets with diverse tenant mix
  - Limited competition
  - Active management of maturing leases with prudent growth in asset portfolio
  - Conservative debt usage

CMT outperforms market



% Price Change
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-20
-22
IPO/ Jul- 16
24- Jul
1- Aug
12- Aug
20- Aug
28- Aug
5- Sep
13- Sep
23- Sep
1- Oct
9- Oct
17- Oct
CMT
STI
SESPROP
Based on 24 Oct Closing Prices:
CMT +6.25%
STI -8.13%
SESPROP -15.40%

Source: Bloomberg
Note: STI = ST Index, SESPROP = S'pore Property Equities Index

CMT offers a stable and attractive yield



% yield per annum
8
7
6
5
4
3
2
1
0
7.41
6.98
5.67
377 bps
3.21
3.16
2.78
2.50
1.33
0.52
Australia
7.27
5.88
3.74
CMT 2002 Forecast Annualised Yield ($0.96)
CMT 2002 Actual Annualised Yield ($1.02)
DBS 6% Pref Shares
S'pore Govt 10-yr Bonds
STI Avg Gross Dividend Yield
SESPROP Avg Gross Dividend Yield
CPF Ordinary Account
S$ 12-Mth FD
S$ Savings Deposit
S&P/ASX 200 LPT
Aust Govt 10-yr Bonds
ASX All Ords



CapitaMall
Trust

82-4507

Financial Results

82-4507

Distribution statement

AS AT 30 SEP 2002

	Actual S$'000	IPO Forecast S$'000	Variance
Gross revenue	66,036	64,470	2.4%
Less property expenses	18,794	18,005	4.4%
Total net property income	**47,242**	**46,465**	**1.7%** ↑
Net interest expenses	(5,050)	(5,057)	0.0%
Administrative expenses	(4,741)	(4,565)	3.9%
Net income before tax	**37,451**	**36,843**	**1.7%** ↑
Tax and other adjustments	604	675	-10.5%
Distributable income	**38,055**	**37,518**	**1.4%** ↑
Pre-IPO distribution	(27,025)	(27,013)	0.0%
Net distributable income to post-IPO unitholders *	**11,030**	**10,505**	**5.0%** ↑
Distribution per unit	**1.49c**	**1.42c**	**5.0%** ↑

*** 16 Jul 2002 to 30 Sep 2002**

Annualised distribution yield

AS AT 30 SEP 2002


8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
7.41%
7.06%
6.98%
6.65%
5.0%
5.0%
Unit price S$0.96
Unit price S$1.02
Actual
IPO Forecast


CapitaMall
Trust

82-4507

Net property income

YEAR TO DATE SEP 2002



S$'m
50.0
40.0
30.0
20.0
10.0
0.0
47.2
46.5
1.7%
23.3
22.6
3.0%
14.5
14.4
0.4%
9.5
9.4
0.6%
CMT
Tampines Mall
Junction 8
Funan
Actual
IPO Forecast

Gross revenue

YEAR TO DATE SEP 2002



S$'m
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
66.0
64.5
2.4%
30.8
29.9
2.7%
20.4
19.8
2.8%
14.9
14.7
1.2%
CMT
Tampines Mall
Junction 8
Funan
Actual
IPO Forecast

82-4507

Property expenses

YEAR TO DATE SEP 2002



S$'m
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
18.8
18.0
4.4%
7.5
7.3
2.1%
5.9
5.4
9.4%
5.4
5.3
2.4%
CMT
Tampines Mall
Junction 8
Funan
Actual
IPO Forecast

Interest expense

YEAR TO DATE SEP 2002



S$'m
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.1
5.2
2.6%
Actual
IPO Forecast

Interest cover	**7x**
Gearing*	**21.5%**
Debt rated "*AAA*"	

*As % of total deposited properties



CapitaMall
Trust

Balance sheet

AS AT 30 SEP 2002

	S$'000
Investment Properties	918,078 [1]
Current Assets	42,107
Total Assets	**960,185**
Current Liabilities	21,990
Non Current Liabilities	209,463
***Less* Total Liabilities**	**231,453**
Net Assets	**728,732**
Unitholders' Funds	**728,732**
Units In Issue	**738,000**

Net Asset Value Per Unit (at listing)	S$0.973
Net Asset Value Per Unit (30 Sep 02)	S$0.987
Current price as at 24 Oct 02	S$1.020
Premium to NAV	**3.3%**

[1] Valuation of 3 properties kept at S$895 million

CapitaMall Trust

82-4507

Portfolio Update

Summary of renewals

1 MAY TO 30 SEP 2002

				Increase over		
				Prospectus		Preceding Rent
	No. of Leases	Area (sq ft.)	% of total NLA	(S$pa)	(%)	(%)
Tampines Mall	11	5,096	1.6%	158,114	16.6%	58.6%
Junction 8	23	70,196	28.3%	470,646	9.4%	27.6%
Funan The IT Mall	18	35,240	14.1%	163,901	7.3%	12.3%
Portfolio	**52**	**110,532**	**13.6%**	**792,661**	**9.6**	**26.0%**


CapitaMall
Trust

Gross turnover revenue (GTO)

YEAR TO DATE SEP 2002


S$'m
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.1
0.7
42%
0.9
0.6
40%
0.2
0.1
54%
CMT
Tampines Mall
Junction 8
Actual
IPO Forecast

CapitaMall Trust

Gross turnover & lease step-ups


No. of tenants
250
200
150
100
50
0
153
123
24%
217
174
25%
Sep-02
Apr-02
Sep-02
Apr-02
Tenants Paying Gross Turnover
Tenants with Lease Step-Ups



	% of total portfolio tenants
Lease step-ups	51.4
GTO	36.3


CapitaMall
Trust

Portfolio lease expiry profile

AS AT 30 SEP 2002

	No. of Leases	Net Lettable Area		Gross Rental Income	
		(sq ft.)	% of total	(S$)	% of total
2002	44	43,815	5.4	452,682	6.7
2003	165	212,583	26.1	1,676,336	24.9
2004	116	161,254	19.8	1,690,982	25.1
2005	109	236,194	29.0	2,005,874	29.8
Total/Average	**434**	**653,846**	**20.1**	**5,825,874**	**21.6**


CapitaMall
Trust

Lease expiry profile by property

AS AT 30 SEP 2002



Tampines Mall
(%)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2002
2003
2004
2005
Junction 8
(%)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2002
2003
2004
2005
Funan The IT Mall
(%)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2002
2003
2004
2005
% of total Net Lettable Area
% of total Gross Rental Income

82-4507

Portfolio cost saving initiatives

- Savings through bulk purchase of major contracts across all CapitaLand managed malls (ie. cleaning, security, insurance and energy)
- Leveraging economies of scale for advertising & promotions across CMT portfolio resulting in:
  - Savings in advertising costs
  - Attracting popular events
- Implementing EPS car park system at CMT malls in 2002/03
  - Expect to reduce manpower costs and enhance customer convenience

Customer initiatives underway

- The manager is carrying out plans to improve the quality of customer amenities and ambience:
  - Upgrading toilets at TM and J8
  - Improvement to car parks
  - Enhancing J8's Basement 1 layout, including installation of travelators
  - Improvements to TM's Basement 1
- Implementing visual merchandising display guidelines to improve overall visual appeal of shops
- Continuing to build gross turnover database across CapitaLand managed malls
  - Management tool to maximise rents

Asset enhancement plans on track

- Refining asset plans to achieve better layout and efficiency at Junction 8 and Tampines Mall
- Evaluating optimal connectivity between Junction 8 and the planned MRT Circle Line
- Looking into other income generating initiatives to further enhance the performance of the assets as well as improving the retail mix

4Q outlook is positive

- The manager expects CMT to exceed 2002 IPO forecast, barring unforeseen circumstances
- 99.7% of gross rental income for 2002 has been locked in by committed leases

82-4507

Thank You

82-4507





CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

DATE OF RELEASE OF THIRD QUARTER FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results for the nine months ended 30 September 2002 on Tuesday, 5 November 2002.

The third-quarter results will be posted on MASNET in the morning at approximately 6.30 a.m. CapitaLand will not hold a briefing in conjunction with the release of its third-quarter results.

By Order of the Board

Jessica Lum
Assistant Company Secretary
30 October 2002

S : sec/sgx annc/date of release of results(revised).doc
30Oct2002

MASNET No. 86 OF 30.10.2002
Announcement No. 101

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RETURN OF CAPITAL BY SUBSIDIARY"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.



Lavender View-Capital Reduction.PI

Submitted by Jessica Lum, Assistant Company Secretary on 30/10/2002 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RETURN OF CAPITAL BY SUBSIDIARY

The Board of Directors of the Company wishes to announce that Lavender View Regency Pty Limited ("LVR"), a 50.1% subsidiary of The Ascott Holdings Limited incorporated in Australia, has returned approximately 33.28% of its capital to its shareholders by reducing the total issued and paid up capital to the extent of A$3,000,000 from A$9,015,150 to A$6,015,150.

After the capital reduction, the shareholding structure of LVR is as follow :-

Name of shareholder	No. of ordinary shares of A$1 each held by shareholder before capital reduction	No. of ordinary shares of A$1 each held by shareholder after capital reduction	Percentage of shareholding
The Ascott Holdings Limited ("TAHL")	4,516,590	3,013,590	50.1%
Region Development Pte Ltd	892,500	595,500	9.9%
Lee Development Pte Ltd	1,803,030	1,203,030	20%
Evest International Corporation	901,515	601,515	10%
West River Investments Ltd	901,515	601,515	10%
Total	**9,015,150**	**6,015,150**	**100%**

TAHL is a wholly-owned subsidiary of the Company incorporated in Singapore. LVR is the developer of The Colonnades in Sydney, Australia.

By order of the Board

Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
30 October 2002

82-4507

MASNET No. 72 OF 30.10.2002
Announcement No. 77

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 30 October 2002 received 560,948 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 16 July 2002 to 30 September 2002. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 560,948 units.

By Order of the Board

Winnie Tan
Company Secretary
Date: 30 October 2002

Submitted by Winnie Tan, Company Secretary on 30/10/2002 to the SGX